                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                August 13, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE:  August 13, 2003                             Company Secretary

[JUPITERS LETTERHEAD]


12 August 2003








                                JUPITERS LIMITED
             PRELIMINARY FINAL REPORT PURSUANT TO LISTING RULE 4.3A
                             YEAR ENDED 30 JUNE 2003

Please refer to the attached documents which comprise the Preliminary Final Report of Jupiters Limited for the year ended 30 June 2003:

      1.    Appendix 4E (including results for announcement to the market)

      2.    Letter from the Chairman

      3.    Management's Discussion & Analysis

      4.    Financial Report

      5.    Auditors' Report

JUPITERS LIMITED IS A LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST, TREASURY CASINO IN BRISBANE, JUPITERS TOWNSVILLE HOTEL AND CASINO AND MARINA. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES, ONLINE SPORTSBETTING THROUGH CENTREBET BASED IN THE NORTHERN TERRITORY AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS ALMOST 30,000 INVESTORS IN ORDINARY SHARES, 5,000 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT


                                                                      RULES 4.3A

                                   APPENDIX 4E

                            PRELIMINARY FINAL REPORT
                             YEAR ENDED 30 JUNE 2003

Introduced 1/1/2003. Origin Appendix 4B



Name of entity

      JUPITERS LIMITED

ABN or equivalent company   Half yearly    Preliminary    Financial year ended     Financial year ended
reference                   (tick)         final (tick)   (current period)         (previous
                                                                                   corresponding
                                                                                   period)

   010 741 045                 [ ]            [4]           [30 JUNE 2003]             [30 JUNE 2002]



RESULTS FOR ANNOUNCEMENT TO THE MARKET*

                                                                                                     $A'000


2.1    Revenue from ordinary activities                          down            1.1%       to        787,712

2.2    Profit (loss) from ordinary activities after tax          down             25%       to         58,519
       attributable to members

2.3    Net profit (loss) for the period attributable to          down             25%       to         58,519
       members

2.4    Dividends per ordinary share:

       Interim dividend paid March 2003                                      11 cents           fully franked

       Final dividend payable September 2003                                 12 cents           fully franked

       Dividends per reset preference share:

       Paid 9 April 2003                                                 406.38 cents               unfranked

       Payable 9 October 2003                                            408.62 cents               unfranked

2.5 The record date for determining entitlements to the dividends (if any):

       Ordinary dividend                                                         12 September 2003

       Reset preference share dividend                                             1 October 2003


*     Based on attached audited Financial Report.


+ See chapter 19 for defined terms


                                                              Appendix 4E Page 1

                                                                     APPENDIX 4E
                                                        PRELIMINARY FINAL REPORT




2.6 A brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood

The Directors of Jupiters Limited report normalised earnings per share ("EPS") of 32.7 cents for the year ended 30 June 2003 ("2003"), up from 32.3 cents for the prior year ("2002").

Normalised net profit after tax ("NPAT") for 2003 was $65.9 million, down from $75.2 million for 2002. This decline was almost wholly due to an additional $8.9 million in after tax borrowing costs incurred as a result of the issuance of Jupiters' Reset Preference Shares ("RPS") in April 2002, as part of the restructure of the company's share capital, resulting in a reduction in the number of Jupiters' shares outstanding.

Of particular note is that the businesses that will be merged with TABCORP Holdings Limited ("TABCORP") (i.e. all operations excluding Centrebet) have performed well with normalised earnings before interest, tax and amortisation ("EBITA") increasing 4.7% from $130.4 million in 2002 to $136.5 million in 2003. Given the difficulties faced by the tourism industry resulting from the war in Iraq and SARS, the Directors consider this to be a satisfactory result.

This improved performance of the Jupiters' core businesses was, however, largely offset by the performance of Centrebet which was adversely impacted by the combination of the sale process and increasing competition, resulting in a reduction in earnings before interest, tax, depreciation and amortisation ("EBITDA") from $14.7 million to $9.5 million in 2003.

The company's NPAT of $65.9 million has been adjusted or normalised for the non-recurring costs related to the merger with TABCORP ($4 million after tax) and the win rates in the International Commission Business ("ICB") which were below theoretical in the second half of the year adversely impacting the after tax result by $3.4 million.

Normalised total EBITDA was $187.6 million in 2003 down 1% from $189.0 million in 2002.

A full explanation of the normalised result is included in the attached Management's Discussion and Analysis.


+ See chapter 19 for defined terms

                                                              Appendix 4E Page 2

[JUPITERS LETTERHEAD]





12 August 2003

File ref:  67 SX-02

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY  NSW  2000


Dear Sir

                         PRELIMINARY FINAL YEARLY REPORT

                                  30 JUNE 2003

RESULTS AND DIVIDENDS

The Directors of Jupiters Limited report normalised earnings per share ("EPS") of 32.7 cents for the year ended 30 June 2003 ("2003"), up from 32.3 cents for the prior year ("2002").

Normalised net profit after tax ("NPAT") for 2003 was $65.9 million, down from $75.2 million for 2002. This decline was almost wholly due to an additional $8.9 million in after tax borrowing costs incurred as a result of the issuance of Jupiters' Reset Preference Shares ("RPS") in April 2002, as part of the restructure of the company's share capital, resulting in a reduction in the number of Jupiters' shares outstanding.

Of particular note is that the businesses that will be merged with TABCORP Holdings Limited ("TABCORP") (i.e. all operations excluding Centrebet) have performed well with normalised earnings before interest, tax and amortisation ("EBITA") increasing 4.7% from $130.4 million in 2002 to $136.5 million in 2003. Given the difficulties faced by the tourism industry resulting from the war in Iraq and SARS, the Directors consider this to be a satisfactory result.

This improved performance of the Jupiters' core businesses was, however, largely offset by the performance of Centrebet which was adversely impacted by the combination of the sale process and increasing competition, resulting in a reduction in earnings before interest, tax, depreciation and amortisation ("EBITDA") from $14.7 million to $9.5 million in 2003.

The company's NPAT of $65.9 million has been adjusted or normalised for the non-recurring costs related to the merger with TABCORP ($4 million after tax) and the win rates in the International Commission Business ("ICB") which were below theoretical in the second half of the year adversely impacting the after tax result by $3.4 million.

Normalised total EBITDA was $187.6 million in 2003 down 1% from $189.0 million in 2002.

A full explanation of the normalised result is included in the attached Management's Discussion and Analysis.

Excluding the normalisation adjustments, NPAT was $58.5 million for 2003, down from $78.1 million in 2002.

In accordance with previously released dividend policy, the dividend payout ratio is based on the normalised earnings rather than the actual result and accordingly the Directors have declared a fully franked final dividend of 12 cents per share consistent with this policy. The total dividend for 2003 of 23 cents is an increase of 2 cents per share over the total dividend for 2002.

CORE OPERATIONS

CASINOS

Despite the difficulties experienced by the tourism industry this year the casino division posted normalised revenue of $614.4 million, an increase of 4.5% over 2002.

Although the previous year was a record one for the ICB with the opening of a new facility on the Gold Coast, 2003 saw another significant increase (20.9%) in normalised revenue. However, an increase in doubtful debt provisioning, mainly due to the impact of SARS in Asia, softened the otherwise strong earnings from the ICB.

The positive trend in gaming machine performance continued. In the June 2003 half year gaming machine revenue increased by 8% over the prior corresponding period at Conrad Jupiters, 8% at Conrad Treasury and 17% at Jupiters Townsville.

WIDE AREA GAMING

Wide Area Gaming, including Keno and gaming machine monitoring increased EBITDA by 14% from $39.0 million in 2002 to $44.5 million in 2003.

TECHNOLOGY

The Technology division contributed an EBITDA of $1.5 million in 2003 after posting a loss of $1 million in 2002.



                                                                               2
[JUPITERS LOGOS]

SALE OF CENTREBET

Jupiters is now in final negotiations with shortlisted parties for the sale of Centrebet. Although it is the intention of the Directors that the sale of Centrebet will be concluded prior to the implementation of the merger with TABCORP, this is not certain. Please note that the final terms may not be consistent with those indicated below, however in the interests of maintaining an informed market the Directors disclose the following information about the Centrebet sale process.

The sale price of Centrebet is presently being negotiated in the range of $60 million to $70 million. Consideration being discussed for Centrebet could be entirely cash or a mixture of cash and securities.

Should a sale of Centrebet be completed in the above price range, Jupiters would incur capital gains tax of around $15 million and expenses of the sale of about $4 million. The balance of the sale consideration would be distributed to Jupiters' shareholders by way of either a cash dividend or a dividend in specie. The dividend would be fully franked subject to an appropriate tax ruling.

MERGER WITH TABCORP

The meetings of Jupiters' ordinary shareholders and RPS holders to consider the proposed schemes relating to the merger with TABCORP are scheduled to occur on 24 October 2003. Merger documentation with full details of the proposed merger is expected to be despatched to shareholders in the middle of September 2003.

The Australian Taxation Office ("ATO") is currently reviewing Jupiters' applications for tax rulings on the payment of the special dividend and the Centrebet dividend under the scheme of arrangement for the ordinary shares. Jupiters expects to receive a response from the ATO regarding its applications before the merger documents are despatched to shareholders and RPS holders.

Yours faithfully

/s/ L.J. WILLETT AO
L.J. WILLETT AO

CHAIRMAN OF THE BOARD


For further information contact:
Mr Rob Hines, Managing Director & Chief Executive Officer
Phone: (07) 5584 8900




                                                                               3
[JUPITERS LOGOS]

[JUPITER LETTERHEAD]



                       MANAGEMENT'S DISCUSSION & ANALYSIS
                             YEAR ENDED 30 JUNE 2003

OVERVIEW

      - Net Profit After Tax (NPAT) on a headline basis has declined from $78.1 million for the year ended 30 June 2002 to $58.5 million in FY03.

      - On a normalised basis (ie. excluding the after tax impact of non-recurring items and adjusted to theoretical win rates), NPAT was approximately $65.9 million with Earnings Per Share (EPS) up from
            32.3 cents in FY02 to 32.7 cents in FY03.

      - The decline in normalised NPAT was mainly due to an additional $8.9 million in after tax borrowing costs incurred as a result of the issuance of Jupiters' Reset Preference Shares (RPS) in April 2002. The impact of the lower normalised NPAT is offset by the reduction in the number of Jupiters' shares outstanding as a result of the restructure of the Company's share capital.

      - During FY03 the only material change to the share capital of the Company was the issue of approximately 423,000 ordinary shares relating to the takeover of Breakwater Island Trust.

            Changes in the pcp included:

            -     The buy back of approximately 40 million ordinary shares

            -     The issue of $190.2 million of RPS

      - The Company incurred non-recurring costs related to the merger with TABCORP Holdings Limited (TABCORP) of $4.0 million after tax, reducing EPS by 2.0 cents. The International Commission Business
            (ICB) achieved a win rate of 1.215% versus a theoretical win rate of 1.265%, reducing NPAT by $3.4 million and EPS by 1.7 cents.

      - The continuing businesses that will be merged with TABCORP (ie. all operations excluding Centrebet) performed well with normalised EBITA increasing from $130.4 million in FY02 to $136.5 million in FY03, an increase of 4.7%.

      - All references to "Normalised" in this document refer to the current year results adjusted for the deviation away from theoretical win rates in ICB and merger costs, and pcp results adjusted for the deviation away from theoretical win rates in ICB and the adverse tax ruling relating to the deductibility of rent paid for the Brisbane hotel/casino.

DIVIDENDS

In accordance with the Company's dividend policy, the dividend payout ratio is based on the normalised earnings rather than the actual result and accordingly the Directors have declared a fully franked dividend of 12 cents per share. The total dividend for FY03 of 23 cents is an increase of 2 cents per share over the total dividend for FY02. The record date for the final ordinary dividend is 12 September 2003.

The next semi-annual dividend on the RPS has been declared and will be paid on 9 October 2003 at 8.15% of the face value of the preference shares, being 408.62 cents per RPS. The record date for this RPS dividend is 1 October 2003.

The following analysis considers results on both an actual and a Normalised basis to assist in understanding the performance of the Company's underlying businesses.

REVENUE

      - Normalised operating revenue was $802.3 million, up 3.7% compared to $774.0 million for the pcp.

      -     Normalised land based revenues increased by $26.5 million or 4.5%.

      -     ICB revenue increased by 20.9% on a Normalised basis.

      - Gaming machine revenue in the Casinos increased by 2.1% (see table under Casino Revenue).

      -     Wide Area Operations increased revenue by 3.7%.

      - AWA Technology Services revenue decreased by 3.7%, on a consolidated basis.

      -     Centrebet increased revenue by 1.3%.

EBITDA

      - Headline earnings before interest, income tax, depreciation and amortisation (EBITDA) for the period were $178.7 million, compared with $207.3 million for the pcp.

      -     Normalised EBITDA decreased by $1.4 million compared to the pcp.

      - This normalised decrease was primarily attributable to a poor performance in Centrebet and bad debts in the ICB partially offset by earnings from the Company's wide-area gaming and technology services operations.





                                                                               2
[JUPITERS LOGOS]

FINANCIAL RESULTS
YEAR ENDED 30 JUNE 2003

                                                                            Actual                    Normalised(I)

                                                                       2003          2002          2003          2002
                                                                        $M            $M            $M            $M
    Casino revenue                                                     463.0         481.4         479.4         462.0
    Hotel revenue (ii)                                                 135.0         125.9         135.0         125.9
                                                                       -----         -----         -----         -----
Land based operations                                                  598.0         607.3         614.4         587.9
Wide area operations                                                   123.0         118.6         123.0         118.6
Technology operations                                                   30.3          31.3          30.3          31.3
Sportsbetting operations                                                30.8          30.4          30.8          30.4
Unallocated                                                              3.8           5.8           3.8           5.8
                                                                       -----         -----         -----         -----
Operating revenue                                                      785.9         793.4         802.3         774.0

Employee related expenses                                             (231.8)       (223.4)       (231.8)       (223.4)
Gaming & wagering taxes/contribution (iii)                            (114.5)       (117.2)       (116.3)       (115.1)
Marketing expenses                                                     (94.0)        (89.3)       (103.1)        (91.5)
Cost of providing technology services                                  (26.2)        (24.3)        (26.2)        (24.3)
Commissions paid to Qld Keno agents                                    (25.2)        (23.5)        (25.2)        (23.5)
Cost of goods sold                                                     (23.6)        (24.6)        (23.6)        (24.6)
Property and energy costs                                              (22.4)        (21.1)        (22.4)        (21.1)
Management fee                                                         (18.5)        (20.1)        (19.1)        (18.7)
Other expenses                                                         (51.0)        (42.6)        (47.0)        (42.8)
                                                                       -----         -----         -----         -----
EBITDA                                                                 178.7         207.3         187.6         189.0

Depreciation & amortisation                                            (54.0)        (54.4)        (54.0)        (54.4)
Net interest expense & finance charges                                 (35.6)        (27.6)        (35.6)        (23.1)
                                                                       -----         -----         -----         -----
Profit from ordinary activities                                         89.1         125.3          98.0         111.5
Income tax expense                                                     (30.0)        (46.5)        (31.5)        (35.6)
                                                                       -----         -----         -----         -----
Net profit before outside equity interests                              59.1          78.8          66.5          75.9
Outside equity interests                                                (0.6)         (0.7)         (0.6)         (0.7)
                                                                       -----         -----         -----         -----
Net profit                                                              58.5          78.1          65.9          75.2
                                                                       =====         =====         =====         =====

(i) excludes effects of deviations from theoretical win on commission play business, merger costs and adverse tax ruling.

(ii) includes rooms, food, beverage and entertainment, Breakwater Marina and Townsville Entertainment Centre.

(iii) includes community benefit contribution of $4.6 million (2002: $4.8 million).



                                                                               3
[JUPITERS LOGOS]

FINANCIAL STATISTICS

                                                            ACTUAL                          NORMALISED
                                                      2003            2002            2003            2002
EBITDA as a percentage of operating revenue           22.7%           26.1%           23.4%           24.4%
Earnings per share (cents)                            29.0            33.6            32.7            32.3
Return on equity                                      12.3%           13.4%           13.9%           13.1%
Net debt to shareholders' equity                      77.7%           69.1%
Interest cover                                    5.0 times       7.5 times
Net tangible assets per share                     $   1.91        $   1.83
Dividend per share (cents)  - 100% franked            23.0            21.0

EBITDA BUSINESS SEGMENT ANALYSIS

Internally, management analyses the Company's performance on a business segment basis. Consolidated EBITDA is analysed on that basis as follows:

                                                                               ACTUAL                     NORMALISED
                                                                        2003          2002          2003          2002
                                                                         $M            $M            $M            $M
Land based operations                                                   141.5         167.3         146.4         149.0
Wide-area operations                                                     44.5          39.0          44.5          39.0
Sportsbetting operations                                                  9.5          14.7           9.5          14.7
Technology operations                                                     1.5          (1.0)          1.5          (1.0)
Unallocated                                                             (18.3)        (12.7)        (14.3)        (12.7)
                                                                        -----         -----         -----         -----
EBITDA                                                                  178.7         207.3         187.6         189.0
                                                                        -----         -----         -----         -----


CASINO REVENUE

Casino revenue decreased by $18.4 million, or 3.8%, to $463.0 million for the year ended 30 June 2003. On a Normalised basis, casino revenue increased by $17.4 million, or 3.8%.

On a Normalised basis, ICB revenue for the year ended 30 June 2003 increased 20.9% over the pcp, reflecting an increase in ICB front money. Revenue earned from this business segment remains in the range of 10%-15% of the Company's revenue. The ICB increased provisioning for doubtful debts during the year by $5.3 million, compared to less than $0.1 million for the pcp.

Club Conrad's non-commission premium play revenues decreased 4.0% compared to the pcp in the South East Queensland properties. Jupiters Townsville does not participate in premium play business.

Main floor table game performance remained flat.




                                                                               4
[JUPITERS LOGOS]

Gaming machine revenue growth on pcp improved consistently throughout the year (see table below). Total gaming machine revenues for the three casinos was $259.6 million compared to $254.3 million for the pcp, an increase of $5.3 million or 2.1%. Revenue for the six months ended 30 June 2003 was an increase of $10.4 million or 8.5% on the pcp continuing the positive trend evident since the installation of the Cougar gaming machine monitoring system and the introduction of new gaming machines.

QUARTER                       SEPT. 02               DEC. 02                MAR. 03               JUN. 03
-------                       --------               -------                -------               -------

Revenue growth vs PCP          (8.9%)                  2.1%                  7.9%                   9.2%


Following the successful implementation of the Cougar monitoring system, the Company's gaming machine replacement and investment cycle will be driven by customer demand and availability of new product. In FY04, it is expected to upgrade approximately one third of the installed base.

                          NO. OF MACHINES AT 30
CASINO                          JUNE 2003

Gold Coast                        1,348
Brisbane                          1,329
Townsville                         292


HOTEL REVENUE

Total hotel revenue increased by $9.1 million, or 7.2% to $135.0 million compared to the pcp of $125.9 million. This was primarily attributable to an improved performance by food and beverage operations across all properties.

As a result of a continued focus on high yielding corporate and convention business revenues, hotel rooms revenue increased by 7.7% compared to the pcp. This strong result was achieved despite the war in Iraq and the outbreak of SARS. An increase in domestic activity compensated for the decrease in activity in the inbound segment.

CONRAD JUPITERS, GOLD COAST

Headline operating revenues at Conrad Jupiters decreased by $2.4 million, or 0.7 % to $328.6 million for the year ended 30 June 2003 compared to $331.0 million for the pcp.

On a Normalised basis, operating revenues increased by $23.7 million or 7.5% to $340.1 million in FY03 compared to $316.4 million in FY02.

Since March 2003, the Company's south east Queensland properties have been trialling an electronic patron counting system which has consistently produced results 20% to 30% above the historical manual count methodology. This new system will be used for reported patronage figures from 1 July 2003.

[JUPITERS LOGOS]

Casino patronage of approximately 11,000 per day (manual count) remained in line with the pcp. Average main floor spend per patron was also consistent with the pcp.

Gaming machine revenue increased in FY03 by 2.9% compared to FY02. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.

Hotel room revenue increased over the pcp reflecting an improvement in average occupancy from 60.3% to 62.4% supported by an increase in average room rate of 2.8% over the pcp.

Food and beverage revenues increased 8.9% over the pcp primarily as a result of promotions, theatre packages and some menu revisions. The hotel also benefited from increased domestic tourism as locals chose not to travel abroad due to uncertainty surrounding international events.

CONRAD TREASURY, BRISBANE

Headline operating revenues at Conrad Treasury decreased $7.9 million, or 3.3% to $229.4 million for the year ended 30 June 2003 compared to $237.3 million for the pcp.

On a Normalised basis, operating revenues increased by $2.0 million or 0.9% to $234.4 million in FY03 compared to $232.4 million in FY02.

Gaming machine revenue increased in FY03 by 1.7% compared to FY02. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.

Daily casino patronage remained flat at around 9,000 (manual count). Average main floor spend per patron improved against the pcp primarily due to the abovementioned small increase in gaming machine activity along with a small increase in main floor table revenue.

Hotel room revenue was up 8.3% on the pcp. Occupancy continued to improve increasing from 74.7% to 78.5% and was supported by an increase in average room rate of 3.9% compared to the pcp.

Food and beverage revenues increased 10.2% compared to the pcp due to strong convention activity in Brisbane.

JUPITERS TOWNSVILLE HOTEL & CASINO

Operating revenues at Jupiters Townsville increased $0.9 million, or 2.3% to $39.9 million for the year ended 30 June 2003 compared to $39.0 million for the pcp.

Gaming machine revenue for FY03 was in line with pcp. Strong growth against pcp was recorded for the second half due to the impact of a significant rollout of new product in the first half.




                                                                              6
[JUPITERS LOGOS]

Hotel room revenue increased 7.4% compared to the pcp with occupancy strengthening to 49.8% (pcp: 47.1%). Improved hotel occupancy and marketing efforts resulted in food and beverage operations performing strongly with revenues increasing 7.7% over the pcp.

GOLD COAST CONVENTION & EXHIBITION CENTRE

Construction work on the Gold Coast Convention & Exhibition Centre is progressing well and is on schedule for a mid 2004 opening.

The core management team of the Centre is in place. Forward bookings continue to grow with strong interest from international and domestic markets.

NON-CASINO OPERATIONS

Revenue earned by non-casino operations of $187.9 million was 23.4% of the normalised operating revenue of the Company compared to $186.1 million (24.0%) in the pcp.

Keno turnover in Queensland for the year ended 30 June 2003 was $278.2 million (pcp: $261.4 million) and in New South Wales was $333.7 million (pcp: $343.0 million). Queensland has continued to perform strongly due to the continued strong performance of clubs and hotels. The ongoing sales and marketing activity has resulted in positive turnover growth. New South Wales struggled with turnover for the year. Increasing responsible gambling regulation has continued to have a negative impact on all gaming, including Keno in New South Wales. A new logo was launched into the Queensland and New South Wales market providing a unified brand for the game. The coming year will see new Keno terminals rolled out into both states providing the latest technology and facilities for the future development of new Keno products. Jupiters provides Keno to over 800 outlets in Queensland and 1,000 clubs in New South Wales.

Monitoring of gaming machines in clubs and hotels in Queensland generated revenue of $19.1 million during the year ended 30 June 2003, an increase of 15.6% over the pcp. This performance is the result of the business attracting a number of large venues which have elected to use a broad range of the Company's products. Internal and wide area random jackpots have been introduced into a number of sites bolstering the revenue of this business. The Company's market share is approximately 37.7%, just below the regulated maximum level of 40%. The increase in revenue combined with operational improvements saw most of the incremental revenue reflected at the EBITDA line.

CENTREBET

The poor performance of Centrebet was attributable to a number of factors, including increased competition, regulatory uncertainty and the impact of the decision to sell the business taken in March 2003.

Turnover grew at a slower than expected rate due to increased competition in Centrebet's traditional Nordic markets, which have become the target of significant marketing spend by some of Centrebet's major UK based competitors. The increasing impact of betting exchanges also had a significant effect on the rate of turnover growth.




                                                                               7
[JUPITERS LOGOS]

Regulatory uncertainty grew during the year with some significant developments particularly in Denmark. This uncertainty together with the sale process has impacted the day to day operation of the business resulting in a lower than expected win rate.

As a result of the negotiations with TABCORP and the decision to recommend a merger with that group, Jupiters decided to sell the business of Centrebet in order to deliver greater value to its shareholders compared to only completing the TABCORP merger. The process of selling the business has caused disruption to it which can be seen in the lower win rate in the last quarter of the year (3.6%), despite turnover for that quarter being in line with the Soccer World Cup dominated pcp.

Expenses were incurred on marketing programs designed to counter the increased competition and in preparing to deliver new products and a new web platform, which has been postponed due to the sale process.

The lower win rate combined with an increase in overheads caused the EBITDA to decline 35%, from $14.7 million in 2002 to $9.5 million in 2003.

$ 000'S                 FY03           FY02         CHANGE
-------
TURNOVER               452,087        401,006        12.7%
WAGERING REVENUE        30,026         28,678         4.7%
WIN RATES                 6.64%          7.15%       (7.1)%

The total number of bets placed continues to grow strongly although the average bet size has reduced. This is mainly due to the impact of betting exchanges on the top end or wholesale segment of Centrebet's client base.

                         FY03          FY02        CHANGE

TOTAL BETS (MILS)         15.4         11.7           32%
AVERAGE BET SIZE        $29.38       $34.35        (14.5)%


OTHER

Operating expenses were $607.2 million compared to $586.1 million in the pcp, an increase of $21.1 million. Current year expenses included $4.0 million in costs pertaining to the proposed merger with TABCORP.

Depreciation and amortisation expense was $54.0 million, broadly consistent with the pcp of $54.4 million.

Net interest and finance charges increased by $8.0 million to $35.6 million. Interest expense includes $15.5 million payable in respect of the reset preference shares issued in April 2002 (pcp: $3.5 million).

Overall the net cash position reduced by $7.4 million from 30 June 2002 to 30 June 2003. Net cashflows from operating activities in FY03 were $85.6 million, down from $136.2 million in FY02 due to higher borrowing costs paid and the reduction in headline earnings.



                                                                               8
[JUPITERS LOGOS]

Net cashflows used in investing activities in FY03 were $88.3 million compared with $48.1 million in FY02 due to the increase in ownership interest in Breakwater Island Trust and capital expenditure. Total capital expenditure applicable to FY03 was approximately $63.0 million (pcp: $46.3 million). Major capital expenditure items included investment in gaming machines deferred from the previous financial year, the extension of the Conrad Jupiters island and refurbishments within the casino properties. Net cashflows used in financing activities were $4.6 million in FY03 compared to $119.5 million in FY02. The prior year was affected by cashflows pertaining to the restructure of the Company's share capital.

JUPITERS LIMITED
12 AUGUST 2003

For further information contact:
Mr Laurie Carsley, Chief Financial Officer
Phone:  (07) 5584 8900

[JUPITERS LOGOS]

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                       STATEMENTS OF FINANCIAL PERFORMANCE
                         FOR THE YEAR ENDED 30 JUNE 2003

                                                                              Consolidated                        Company
                                                                          -----------------------         -------------------------

                                                              Note          2003            2002            2003             2002
                                                              ----
                                                                            $000            $000            $000             $000
                                                                            -----           -----           -----            ----
Operating revenues:
     Casino                                                                462,979         481,373         440,219         458,297
     Hotel                                                                 134,955         125,894         117,811         109,975
     Other gaming and wagering                                             149,767         144,345            --              --
     Gaming equipment sales and technology services                         36,067          39,600          15,727          16,565
                                                                           -------         -------         -------         -------
                                                                           783,768         791,212         573,757         584,837
Other revenue                                                    3           3,944           5,061          54,376          16,635
                                                                           -------         -------         -------         -------
Total revenue from ordinary activities                                     787,712         796,273         628,133         601,472
Employee related expenses                                                 (231,849)       (223,449)       (182,185)       (178,021)
Government gaming taxes and fees/community benefit contribution           (114,454)       (117,204)        (91,757)        (92,802)
Marketing expenses                                                         (93,980)        (89,357)        (85,846)        (79,788)
Depreciation and amortisation expense                            3         (53,968)        (54,422)        (30,287)        (29,546)
Borrowing costs                                                  3         (37,476)        (30,350)        (35,550)        (28,233)
Cost of providing technology services                                      (26,192)        (24,346)           --              --
Commissions paid to Queensland Keno agents                                 (25,210)        (23,467)           --              --
Cost of goods sold                                                         (23,555)        (24,569)        (33,762)        (33,075)
Property and energy costs                                                  (22,440)        (21,096)        (18,766)        (18,294)
Management fees                                                            (18,549)        (20,109)        (18,549)        (20,109)
Other expenses from ordinary activities                                    (50,958)        (42,599)        (21,936)        (12,517)
                                                                           -------         -------         -------         -------
Profit from ordinary activities before income tax expense                   89,081         125,305         109,495         109,087
Income tax expense relating to ordinary activities               6         (30,013)        (46,516)        (18,113)        (34,420)
                                                                           -------         -------         -------         -------
Net profit - before outside equity interest                                 59,068          78,789          91,382          74,667

Net profit - attributable to outside equity interest                          (549)           (720)           --              --
                                                                           -------         -------         -------         -------
Net profit - attributable to members of the Company                         58,519          78,069          91,382          74,667
Total expenses adjustments attributable to members
  of the Company and recognised directly in equity due
  to a decrease in retained profits on adoption of
   revised accounting standard AASB1028
  "Employee Benefits"                                            2            (170)           --               (96)           --
                                                                           -------         -------         -------         -------
Total changes in equity other than those resulting from
   transactions with owners as owners
   attributable to members of the Company                                   58,349          78,069          91,286          74,667
                                                                           =======         =======         =======         =======

Basic earnings per share:
     Ordinary shares (cents)                                     5            29.0            33.6

Diluted earnings per share:
     Ordinary shares (cents)                                     5            29.0            33.6


                 The accompanying notes form an integral part of
                     the statements of financial performance

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                        STATEMENTS OF FINANCIAL POSITION
                                 AT 30 JUNE 2003

                                                                               Consolidated                     Company
                                                                        -------------------------         ------------------------
                                                            Note           2003            2002             2003            2002
                                                            ----
                                                                           $000            $000             $000            $000
                                                                           ----            ----             ----            ----
CURRENT ASSETS:
     Cash assets                                                           77,933          85,301           56,313          58,940
     Receivables                                               8           21,763          18,420           10,894          13,329
     Inventories                                                           13,097          14,098           11,240           7,318
     Other                                                     9           31,849          16,096           14,793          13,964
                                                                        ---------       ---------        ---------       ---------
         Total  current assets                                            144,642         133,915           93,240          93,551
                                                                        ---------       ---------        ---------       ---------

NON-CURRENT ASSETS:
     Financial assets                                         10               --              --          548,119         519,107
     Property, plant and equipment                            11          758,842         746,867          352,117         334,038
     Intangibles                                              12          106,691         122,831           18,433          20,900
     Deferred tax assets                                                    3,241              --              828              --
     Other                                                    13           39,000          63,718           39,000          63,718
                                                                        ---------       ---------        ---------       ---------
         Total non-current assets                                         907,774         933,416          958,497         937,763
                                                                        ---------       ---------        ---------       ---------
         Total assets                                                   1,052,416       1,067,331        1,051,737       1,031,314
                                                                        ---------       ---------        ---------       ---------

CURRENT LIABILITIES:
     Payables                                                 14           87,486          91,752           52,304          53,525
     Interest bearing liabilities                             16           45,347           1,827           45,347           1,827
     Current tax liabilities                                                6,122          21,348            1,569          14,002
     Provisions                                               15           20,196          38,322           14,347          32,016
     Other                                                    17           12,326              --           12,326              --
                                                                        ---------       ---------        ---------       ---------
         Total current liabilities                                        171,477         153,249          125,893         101,370
                                                                        ---------       ---------        ---------       ---------
NON-CURRENT LIABILITIES:
     Interest bearing liabilities                             16          392,270         431,695          392,270         428,995
     Deferred tax liabilities                                                   -           2,358                -           3,653
     Provisions                                               15            9,705          10,622            7,273           9,487
     Net loans - controlled entities                                           --              --           19,021          52,117
                                                                        ---------       ---------        ---------       ---------
         Total non-current liabilities                                    401,975         444,675          418,564         494,252
                                                                        ---------       ---------        ---------       ---------
         Total liabilities                                                573,452         597,924          544,457         595,622
                                                                        ---------       ---------        ---------       ---------
         Net assets                                                       478,964         469,407          507,280         435,692
                                                                        =========       =========        =========       =========
EQUITY:

     Contributed equity                                       18          312,954         310,457          312,954         310,457
     Retained profits                                          4          166,010         127,592          194,326         125,235
                                                                        ---------       ---------        ---------       ---------
     Parent entity interest                                               478,964         438,049          507,280         435,692

     Outside equity interest                                  19               --          31,358               --              --
                                                                        ---------       ---------        ---------       ---------
         Total equity                                                     478,964         469,407          507,280         435,692
                                                                        =========       =========        =========       =========


              The accompanying notes form an integral part of these
                        statements of financial position

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                            STATEMENTS OF CASH FLOWS
                         FOR THE YEAR ENDED 30 JUNE 2003


                                                                   Consolidated                  Company
                                                              ----------------------        ------------------
                                                    Note        2003         2002           2003          2002
                                                    ----
                                                                $000         $000           $000          $000
                                                                ----         ----           ----          ----
CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES:
     Cash receipts in the course of operations                 781,438       808,215       578,278       601,775
     Cash payments in the course of operations                (603,750)     (590,618)     (450,854)     (449,511)
     Distributions received                                       --            --             683         1,367
     Interest received                                           1,619         2,990           977         1,736
     Borrowing costs                                           (42,305)      (26,485)      (42,179)      (20,712)
     Income taxes paid                                         (51,441)      (57,912)      (35,026)      (50,203)
                                                               -------       -------       -------       -------
         Net cash provided by
           operating activities                     20(b)       85,561       136,190        51,879        84,452
                                                               -------       -------       -------       -------
CASH FLOWS USED IN INVESTING
ACTIVITIES:

     Purchase of property, plant and
       equipment                                               (63,005)      (46,313)      (46,817)      (36,161)
     Purchase of businesses                                       --          (2,000)         --            --
     Increased ownership interest in controlled
         entity                                     20(d)      (26,581)         --         (26,581)         --
     Proceeds from sale of property,
       plant and equipment                           3           1,306           189         1,252            45
                                                               -------       -------       -------       -------
         Net cash used in investing activities                 (88,280)      (48,124)      (72,146)      (36,116)
                                                               -------       -------       -------       -------
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

     Proceeds from issue of reset preference
         shares                                     16            --         190,174          --         190,174
     Proceeds from the exercise of options          18              67          --              67          --
     Share buy-back                                 18            --        (181,533)         --        (181,533)
     Borrowing costs capitalised                                  --          (6,852)         --          (6,852)
     Proceeds from borrowings                       16         140,500        60,000       140,000        60,000
     Repayment of borrowings                        16         (98,200)     (129,800)      (95,000)     (126,500)
     Repayment of finance lease                                 (1,919)       (1,714)       (1,919)       (1,714)
     Loan repayments from controlled entities                     --            --          18,835        43,752
     Ordinary dividends paid                                   (45,097)      (49,782)      (44,343)      (48,272)
                                                               -------       -------       -------       -------
         Net cash from/(used in) financing
                  activities                                    (4,649)     (119,507)       17,640       (70,945)
                                                               -------       -------       -------       -------
Net decrease in cash                                            (7,368)      (31,441)       (2,627)      (22,609)

Cash at the beginning of the
  financial year                                                85,301       116,742        58,940        81,549
                                                               -------       -------       -------       -------
Cash at the end of the financial year               20(a)       77,933        85,301        56,313        58,940
                                                               =======       =======       =======       =======



 The accompanying notes form an integral part of these statements of cash flows

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES:

      BASIS OF ACCOUNTING

      The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

      Where necessary, comparative information has been reclassified to achieve consistency in disclosure with current financial year amounts and other disclosures.

      CONSOLIDATION

      The consolidated financial report comprises the financial report of Jupiters Limited (the "Company") and its controlled entities (referred to collectively as the "Consolidated Entity"). The consolidation process eliminates all inter-entity balances and transactions and reflects the application of the Company's accounting policies on a consistent basis throughout the Consolidated Entity and, unless otherwise stated, are consistent with those of the previous year.

      The Company reports receivables and payables with controlled entities on a net basis.

      REVENUE RECOGNITION

      Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

      Casino and other gaming revenues represent the aggregate of gaming wins and losses after allowances.

      Revenue from the provision of services is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

      Revenue from the sale of goods is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

      COST OF GOODS SOLD

      Cost of goods sold relates to the sale of food, beverage and gaming equipment.

      INCOME TAX

      Tax effect accounting has been adopted in preparing this financial report. Income tax expense is calculated on the accounting profit adjusted for permanent differences.

      To the extent that timing differences occur between the time items are taken up for accounting purposes and when they are taken into account for determination of taxable income, the related taxation liability or benefit is calculated at the tax rate expected to apply when the differences reverse.

      At 30 June 2003, the Consolidated Entity had not elected to form a consolidated group for taxation purposes. The formation of a consolidated group for taxation purposes in the future is not expected to materially affect the carrying value of the Consolidated Entity's deferred tax assets and liabilities. The Consolidated Entity is expected to form a consolidated group for taxation purposes in the year ending 30 June 2004.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

      GAMING TAXES AND GOODS AND SERVICES TAX ("GST")

      Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority (in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable) and receivables and payables are stated with the amount of GST included.

      Prima facie gaming taxes are brought to account on a gross basis in the Statements of Financial Performance. Pursuant to agreements between the Federal and State Governments, any GST payable on the related gaming activities is deducted from those gaming tax remittances and paid to the Federal Government.

      INVENTORIES

      Inventories which include food, beverages, general stores and computer hardware are stated at the lower of cost and net realisable value. They comprise raw materials, work in progress and finished goods. Cost is assigned on a weighted average cost basis.

      GOVERNMENT FUNDED DEVELOPMENT

      The Company is currently developing a convention and exhibition centre on behalf of the State of Queensland. Development costs are generally reimbursed by the State within one month of them being paid. Development costs incurred and not yet reimbursed are classified as current receivables.

      NON-CURRENT ASSETS

      Land, buildings and casino licences are recorded at cost of acquisition or development. The Gold Coast and Townsville casino licences are issued in perpetuity and the Brisbane casino licence expires in April 2070.

      Buildings, plant and equipment and where appropriate, casino licences are depreciated over their estimated useful lives on a straight line basis with depreciation on buildings and applicable casino licences applying a rate of 1% - 1.3%, plant and equipment - owned applying a rate of 7% - 33%, and plant and equipment - leased applying a rate of 20%.

      All non-current assets are reviewed semi-annually to determine whether their carrying amounts require write down to recoverable amount. Recoverable amount is determined using net cash flows discounted at 10.9% to present values.

      Investments in controlled entities are carried in the Company's financial report at the lower of cost and recoverable amount.

      The acquisition of the management contract in respect of Jupiters Townsville Hotel & Casino is recorded at cost and is being amortised over the period of the extended term of the contract of 22 years.

      Deferred borrowing expenses are amortised over the term of the related financial instrument.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

      LEASED ASSETS

      Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease or, where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability. Gains or losses on the sale and leaseback of assets are deferred and amortised over the lease term when the lease is a finance lease.

      Operating lease assets are not capitalised and rental payments are charged to profit on a basis to match the expense with the economic benefits consumed from the leased asset in each period. Where rental payments are expected to produce economic benefits in a future period, a prepayment of rent is recognised in the Statements of Financial Position (refer Note
      13).

      GOODWILL/DISCOUNT ON ACQUISITION

      On acquisition of a controlled entity or a business, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as either goodwill on acquisition or as a discount on acquisition which is allocated between the non-monetary assets of the controlled entity.

      Purchased goodwill is amortised on a straight line basis for AWA Limited at twenty years and for Centrebet at seven years. The unamortised balance of goodwill is reviewed at each balance date and charged to the Statement of Financial Performance to the extent that applicable future benefits are no longer probable.

      PROVISIONS

      Provisions are recognised when the Consolidated Entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

      A provision for dividend is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

      PROVISION FOR EMPLOYEE BENEFITS

      Provision has been made in the financial reports for benefits accruing to employees in relation to such matters as annual leave and long service leave and are based on remuneration rates which are expected to be paid when the liability is settled. On-costs are included in the determination of provisions.

      SELF INSURANCE OF QUEENSLAND WORKERS COMPENSATION LIABILITIES

      From 1 July 2002, the Consolidated Entity self insures its potential workers' compensation liabilities in respect of its Queensland employees pursuant to a licence from WorkCover Queensland. Liabilities that may arise in this regard are contingent on claims by employees. At each reporting date, the liability recognised for the Consolidated Entity's potential workers' compensation liabilities in respect of its Queensland employees is measured in accordance with an independent actuarial valuation. The valuation makes allowance for the Consolidated Entity's estimated claims liability, residual liability and outstanding liability (refer Note 15).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

1.    STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

      FOREIGN CURRENCY TRANSLATION

      Transactions in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction. Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

      FINANCIAL INSTRUMENTS

      Ordinary share capital is recorded at a value equivalent to the total consideration received less the costs of issuing shares. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

      Reset preference shares exhibit characteristics of liabilities and are recognised as liabilities in the Statements of Financial Position. The corresponding dividends are charged as borrowing costs in the Statements of Financial Performance.

      Trade debtors primarily represent amounts receivable from hotel and casino patrons, and technology services customers of the international sales division and are recorded at transaction amounts. Provision for doubtful debts is recognised to the extent that the recovery of the outstanding receivable balance is considered less than likely to be collected. Such provision is established based on a review of all outstanding amounts at balance date.

      Investments in bank accepted bills of exchange are carried at cost. Interest revenue is recognised on an effective yield basis.

      Liabilities for trade creditors, other creditors and accruals are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Consolidated Entity.

      Notes payable are recognised when issued at the face value of the notes issued, with any discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

      Borrowings under a commercial bill facility are recognised when bills are issued with the liability recorded based upon the face value of the bills. The difference between the face value and proceeds received from the bills is recognised as interest expense over the period to maturity.

      A cross currency interest rate swap agreement hedges the Company's interest rate and foreign currency exposure in respect of notes payable (refer Note 27). Under the terms of the swap agreement, the Company agrees with the counterparty to exchange the difference between the fixed and floating rate interest amounts and to exchange the principal at an agreed rate of foreign currency conversion. Amounts payable under the cross currency interest rate swap agreement are recognised as a component of interest expense as they accrue.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


2.    CHANGE IN ACCOUNTING POLICIES:

      PROVISION FOR DIVIDENDS

      The application of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", has resulted in a change in the timing of recognition of the dividend provision. Previously, the Consolidated Entity recognised a provision for dividend based on the amount that was proposed or declared after the reporting date. In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividend has been declared, determined or publicly recommended prior to the reporting date. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $22,902,204 (refer Note 4). In accordance with the new standard, no provision for final dividend has been recognised for the year ended 30 June 2003. Recognition of this dividend occurred at the date of this financial report and accordingly will be included in the financial report for the year ending 30 June 2004.

      EMPLOYEE BENEFITS

      The revised Accounting Standard AASB1028 "Employee Benefits", has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously, the Consolidated Entity measured the provision for annual leave based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised standard, the provision for annual leave is now measured based on the remuneration rates expected to be paid when the liability is settled. The effect of the revised policy has been to decrease consolidated retained profits and increase employee benefit liabilities at the beginning of the year by $170,562. In addition, current year profits have decreased by $75,969 due to an increase in the employee benefits expense. Current provisions at 30 June 2003 have also increased by $246,531 as a result of the change in accounting policy.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                                          Consolidated                     Company
                                                                          ------------                     -------
                                                                      2003            2002            2003            2002
                                                                      $000            $000            $000            $000
                                                                    --------        --------        --------        --------
3    NOTES TO THE STATEMENTS OF FINANCIAL PERFORMANCE:

     Operating revenues:
         Services                                                    689,007         701,769         492,856         510,453
         Goods                                                        94,761          89,443          80,901          74,384
                                                                    --------        --------        --------        --------
                                                                     783,768         791,212         573,757         584,837
                                                                    --------        --------        --------        --------
     Other revenue:
         Interest from other persons                                   1,790           2,826           1,138           1,860
         Distribution from Breakwater Island Trust                        --              --              --             547
         Dividends and distributions from wholly owned group              --              --          51,931          13,995
         Proceeds from sale of property, plant and equipment           1,306             189           1,252              45
         Other                                                           848           2,046              55             188
                                                                    --------        --------        --------        --------
                                                                       3,944           5,061          54,376          16,635
                                                                    --------        --------        --------        --------
     Depreciation and amortisation expense:
         Depreciation of:
              Buildings                                                1,486           1,172              --              --
              Plant and equipment                                     36,244          38,701          21,861          22,845
         Amortisation of:
              Leased assets                                            5,958           4,892           5,958           4,892
              Goodwill                                                 7,812           7,848              --              --
              Management contract                                        524             524             524             524
              Deferred borrowing costs                                 1,944           1,285           1,944           1,285
                                                                    --------        --------        --------        --------
                                                                      53,968          54,422          30,287          29,546
                                                                    --------        --------        --------        --------
     Borrowing costs:
         Bank loans and overdraft                                      2,493           2,750           2,367           2,426
         Reset preference shares classified as liabilities            15,499           3,453          15,499           3,453
         Unsecured notes                                              19,403          19,420          17,603          17,627
         Interest penalty - Australian Taxation Office                    --           4,531              --           4,531
         Finance charges relating to leases                               81             196              81             196
                                                                    --------        --------        --------        --------
                                                                      37,476          30,350          35,550          28,233
                                                                    --------        --------        --------        --------
     Other expenses:
         Property lease rentals                                        5,435           5,533           6,112           6,080
         Bad debts written off and provision for
              doubtful debts                                           5,197             394           4,862             380

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                           Consolidated                     Company
                                                                           ------------                     -------
                                                                      2003            2002            2003            2002
                                                                      $000            $000            $000            $000
                                                                    ---------       ---------       ---------       ---------
4    RETAINED PROFITS AND DIVIDENDS:

     RETAINED PROFITS
         Retained profits at the beginning of the financial year      127,592         123,881         125,235         124,322
         Net profit                                                    58,519          78,069          91,382          74,667
         Adjustment arising from adoption of revised Accounting
              Standard:
          AASB 1028 "Employee Benefits"                                  (170)             --             (96)             --
          AASB 1044 "Provisions, contingent liabilities and
             contingent assets"                                        22,902              --          22,902              --
         Interim dividend of 11 cents per share, fully franked at
         30% (2001: 10 cents per share, fully franked at 30%)         (22,195)        (24,136)        (22,195)        (24,136)
         Final dividend in prior year of 11 cents per share, fully
             franked at 30%                                                --         (22,148)        (22,148)
         Dividends and other equity distribution paid                 (22,902)             --         (22,902)             --
         Final distribution in prior year of 1 cent per unit,
              fully franked at 30%, paid by Breakwater
              Island Trust to outside equity interests                     --            (754)             --              --
         Over provision of prior year final distribution payable by
              Breakwater Island Trust to outside equity interests          --             150              --              --
         Share buy-back                                                    --         (27,470)             --         (27,470)
         Reclassification of retained earnings on acquisition of
              controlled entity                                         2,264              --              --              --
                                                                    ---------       ---------       ---------       ---------
         Retained profits at the end of the financial year            166,010         127,592         194,326         125,235
                                                                    =========       =========       =========       =========
     EQUITY
         Total equity at the beginning of the financial year          469,407         620,644         435,692         590,447
         Total changes in equity recognised in the Statements of
              Financial Performance                                    58,519          78,069          91,382          74,667
         Adjustment arising from adoption of revised Accounting
              Standard AASB 1028 "Employee Benefits"                     (170)             --             (96)             --
         Transactions with owners  - dividends                        (22,195)        (47,038)        (22,195)        (46,284)
                                    - share buy-back                       --        (183,138)             --        (183,138)
                                    - share issue                       2,497              --           2,497              --
         Over provision of prior year final distribution payable by
              Breakwater Island Trust to outside equity interests          --             150              --              --
         Outside equity interests in net profit                            --             720              --              --
         Cessation of outside equity interest (refer Note 20 (d))     (31,358)             --              --              --
         Reclassification of retained earnings on acquisition of
              controlled entity                                         2,264              --              --              --
                                                                    ---------       ---------       ---------       ---------
         Total equity at the end of the financial year                478,964         469,407         507,280         435,692
                                                                    =========       =========       =========       =========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                        Consolidated                 Company
                                                                                        ------------                 -------
                                                                                      2003         2002         2003         2002
                                                                                      $000         $000         $000         $000
                                                                                    --------      -------      -------      -------
4    RETAINED PROFITS AND DIVIDENDS (CONT'D):

     FRANKING CREDITS
          Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for as Current Tax
          Liabilities in the financial report                                        108,512       82,215       80,642       69,580
                                                                                    ========      =======      =======      =======

      Allowing for the Company's final dividend declared at the date of signing this Financial Report, the balance of the Company's franking account would be $70.2 million and that of the Consolidated Entity would be $98.1 million.

      DIVIDEND REINVESTMENT PLAN

      On 21 February 2003, the Company introduced a dividend reinvestment plan (the "Plan"). Under the Plan, shareholders could elect to receive ordinary shares in the Company in lieu of any ordinary dividend. In respect of the ordinary dividend paid in February 2003, 738,625 ordinary shares were acquired on market in accordance with calculations in the Plan rules. The Plan was suspended on 12 June 2003.

5.    EARNINGS PER SHARE:

      Only ordinary shares are included in the calculation of basic earnings per share. Reset preference shares are classified as liabilities and are not included in ordinary shares for the purposes of calculating either basic or diluted earnings per share (refer Note 16). Options outstanding under the executive share option plan are considered potential ordinary shares and have been included in diluted earnings per share (refer Note 22).

      Earnings used in the calculation of basic and diluted earnings per share comprise the net profit attributable to members of the Company of $58,518,685 (2002: $78,069,335). The weighted average number of ordinary shares of 201,521,688 (2002: 232,587,741) and 201,849,140 (2002:
      232,852,111) has been used in the calculation of basic and diluted earnings per share, respectively.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                    Consolidated                  Company
                                                                                    ------------                  -------
                                                                                 2003          2002          2003          2002
                                                                                 $000          $000          $000          $000
                                                                               --------      --------      --------      --------
6    INCOME TAX:

     The difference between income tax expense provided in the financial report and the prima facie income tax expense is reconciled as follows:
     Prima facie income tax expense calculated at 30% on profit
         from ordinary activities                                                26,724        37,592        32,848        32,726
     Tax effect of permanent differences:
         Dividends from controlled entities                                          --            --       (15,579)       (4,198)
         Amortisation of goodwill                                                 2,344         2,354            --            --
         Brisbane hotel/casino rental disallowed                                    800         6,731           800         6,731
         Merger costs (refer Note 29)                                             1,186            --         1,186            --
         Other                                                                   (1,041)         (161)       (1,142)         (839)
                                                                               --------      --------      --------      --------
     Income tax expense                                                          30,013        46,516        18,113        34,420
                                                                               ========      ========      ========      ========


      On 25 June 2002, the Full Federal Court of Australia ruled in favour of the Australian Taxation Office to disallow certain rental deductions claimed by the Company in relation to the lease of the Brisbane hotel/casino complex. The cumulative effect of this decision was recognised in the year ended 30 June 2002.

                                                                                         Consolidated              Company
                                                                                         ------------              -------
                                                                                      2003        2002        2003        2002
                                                                                       $           $           $           $
                                                                                     -------     -------     -------     -------
7    REMUNERATION OF AUDITORS AND OPERATOR:

     AUDITORS
     The following remuneration was received or receivable by the auditor of the
     Consolidated Entity, excluding Centrebet Pty Ltd, in respect of:
         Audit of the financial report - Arthur Andersen                                  --     206,000          --      81,000
         Audit of the financial report - Ernst & Young                               474,782     157,000     210,361      99,000
         Regulatory and tax compliance services - Arthur Andersen                         --     417,000          --     272,000
         Regulatory and tax compliance services - Ernst & Young                      490,245      49,000     353,345      35,000
         Internal audit - Arthur Andersen                                                 --     238,000          --     238,000
         Internal audit - Ernst & Young                                              168,689      40,000     140,139      40,000
         Taxation advice re merger-Ernst & Young (refer Note 29)                     418,132          --     418,132          --
         Taxation advice re Centrebet divestment - Ernst & Young                      54,410          --      54,410          --
         Other - Arthur Andersen                                                          --     236,000          --          --
         Other - Ernst & Young                                                       143,859          --          --          --
         Other includes international tax advice and information
          technology related services (2002: tax and other
          services in connection with the share buy-back and  issue
          of reset preference shares in the year ended 30 June 2002)
     The following remuneration was received or receivable by the auditor of
     Centrebet Pty Ltd, Howarth NT, in respect of audit of the financial report       25,000      25,000          --          --

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                    Consolidated                Company
                                                                                    ------------                -------
                                                                                 2003         2002         2003         2002
                                                                                 $000         $000         $000         $000
                                                                               --------      -------     --------      -------
7    REMUNERATION OF AUDITORS AND OPERATOR (CONT'D):

     OPERATOR
     Fees are payable to the Operator, B.I. Gaming Corporation, pursuant to a Management Agreement for the operation of Conrad
     Jupiters and a Management Agreement and Licence Agreement for
     the operation of Conrad Treasury as follows:
         Management fees                                                        18,549       20,109       18,549       20,109
         Other services                                                            921        1,034          921        1,034
         Reimbursable expenses                                                   4,053        3,409        4,053        3,409

8    RECEIVABLES:

     Trade debtors                                                              31,263       20,304       19,273       10,365
     Less provision for doubtful debts                                         (12,472)      (7,275)     (10,967)      (6,106)
                                                                               -------       ------      -------       ------
                                                                                18,791       13,029        8,306        4,259
     Other receivables                                                           2,972        5,391        2,588        9,070
                                                                               -------       ------      -------       ------
                                                                                21,763       18,420       10,894       13,329
                                                                               =======       ======      =======       ======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                                              Consolidated                  Company
                                                                              ------------                  -------
                                                                           2003          2002          2003          2002
                                                                           $000          $000          $000          $000
                                                                        ---------     ---------     ---------     ---------
9    OTHER CURRENT ASSETS:
     Prepayments                                                           12,104        11,096         9,793         8,964
     Security deposit (refer Note 13)                                       5,000         5,000         5,000         5,000
     Centrebet non current assets to be sold                               14,745            --            --            --
                                                                        ---------     ---------     ---------     ---------
                                                                           31,849        16,096        14,793        13,964
                                                                        =========     =========     =========     =========

10.  FINANCIAL ASSETS:
     Securities quoted on prescribed stock exchanges:
         Units in controlled entity - at cost                                  --            --            --        22,131
     Securities not quoted on prescribed stock exchanges:
         Units/shares in controlled entities - at cost                         --            --       548,119       496,976
                                                                        ---------     ---------     ---------     ---------
                                                                               --            --       548,119       519,107
                                                                        =========     =========     =========     =========

11.  PROPERTY, PLANT AND EQUIPMENT:

     LAND, BUILDINGS AND CASINO LICENCES:
     Cost
         Opening balance                                                  650,201       650,201       279,880       279,880
         Disposal                                                          (1,025)           --        (1,025)           --
                                                                        ---------     ---------     ---------     ---------
                                                                          649,176       650,201       278,885       279,880
                                                                        ---------     ---------     ---------     ---------
     Accumulated depreciation and amortisation
         Opening balance                                                   37,669        33,189        24,581        21,273
         Depreciation and amortisation                                      6,291         4,480         4,835         3,308
                                                                        ---------     ---------     ---------     ---------
         Closing balance                                                   43,960        37,669        29,416        24,581
                                                                        ---------     ---------     ---------     ---------
     Net book value                                                       605,216       612,532       249,469       255,299
     Transfer security deposit and prepaid rent relating to Brisbane
         Hotel/Casino to other non current assets (refer Note 13)         (44,528)      (45,194)      (44,528)      (45,194)
                                                                        ---------     ---------     ---------     ---------
                                                                          560,688       567,338       204,941       210,105
                                                                        =========     =========     =========     =========
     PLANT AND EQUIPMENT:
     Cost
         Opening balance                                                  456,810       412,065       260,171       224,654
         Additions                                                         64,292        46,723        47,816        36,052
         Disposals                                                         (4,866)       (1,978)       (3,930)         (535)
                                                                        ---------     ---------     ---------     ---------
         Closing balance                                                  516,236       456,810       304,057       260,171
                                                                        ---------     ---------     ---------     ---------
     Accumulated depreciation
         Opening balance                                                  279,021       241,918       137,978       114,840
         Depreciation                                                      29,836        37,103        19,142        23,138
                                                                        ---------     ---------     ---------     ---------
         Closing balance                                                  308,857       279,021       157,120       137,978
                                                                        ---------     ---------     ---------     ---------
     Net book value                                                       207,379       177,789       146,937       122,193
     Transfer to other current assets pending Centrebet sale
        (refer Note 9)                                                     (9,464)           --            --            --
                                                                        ---------     ---------     ---------     ---------
                                                                          197,915       177,789       146,937       122,193
                                                                        =========     =========     =========     =========
     LEASED EQUIPMENT:
     Cost (no movements)                                                    8,164         8,164         8,164         8,164
                                                                        ---------     ---------     ---------     ---------
     Accumulated amortisation
         Opening balance                                                    6,424         4,840         6,424         4,840
         Amortisation                                                       1,501         1,584         1,501         1,584
                                                                        ---------     ---------     ---------     ---------
         Closing balance                                                    7,925         6,424         7,925         6,424
                                                                        ---------     ---------     ---------     ---------
     Net book value                                                           239         1,740           239         1,740
                                                                        ---------     ---------     ---------     ---------
     TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                             758,842       746,867       352,117       334,038
                                                                        =========     =========     =========     =========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

11.   PROPERTY, PLANT AND EQUIPMENT (CONT'D):

      From 1 July 2001, amounts paid in connection with the rental of the Brisbane hotel/casino complex have been reclassified (refer Note 13). This reclassification is reflected in the opening balances of cost and accumulated depreciation and amortisation for land, buildings and casino licences above.

      Land, buildings and casino licences, at cost, comprise the freehold land and buildings (including casino licence) of Conrad Jupiters on the Gold Coast (including proximate lands), the leasehold improvements (including casino licence) of Conrad Treasury in Brisbane and the freehold land and buildings (including casino licence) of Breakwater Island Trust. The land, buildings and casino licence of Breakwater Island Trust are carried at the cost to the Consolidated Entity when those assets were first consolidated at 30 June 2000.

      These assets were valued using a discounted cashflow methodology by the Directors at $1,110 million on 30 June 2003. This valuation is incorporated in the financial report by way of note only.

      The valuations reflect the future business cashflows anticipated from the properties and do not determine individual values for land and buildings nor specifically ascribe a value to the casino licences. Accordingly, an accurate or meaningful assessment of separate values of the land and casino licences cannot be made.

      Land and buildings (including the casino licence) in respect of Conrad Treasury are subject to a 75 year lease from the Queensland Government which commenced in April 1995.

      As most assets are integral to the operations of the Consolidated Entity and as there is no intention to sell them, capital gains tax has not been taken into account.

                                                                 Consolidated                Company
                                                                 ------------                -------
                                                             2003          2002         2003         2002
                                                             $000          $000         $000         $000
                                                          ---------     ---------     --------     --------
12.  INTANGIBLES:

     Goodwill, at cost                                      123,028       123,971           --           --
     Accumulated amortisation                               (29,851)      (22,040)          --           --
                                                          ---------     ---------     --------     --------
     Goodwill, net                                           93,177       101,931           --           --
     Transfer to current assets pending Centrebet sale
     (refer  Note 9)                                         (4,919)           --           --           --
                                                          ---------     ---------     --------     --------
                                                             88,258       101,931           --           --
                                                          ---------     ---------     --------     --------
     Management contract, at cost                            11,820        11,820       11,820       11,820
     Accumulated amortisation                                (2,146)       (1,623)      (2,146)      (1,623)
                                                          ---------     ---------     --------     --------
     Management contract, net                                 9,674        10,197        9,674       10,197
                                                          ---------     ---------     --------     --------
     Deferred borrowing expenses, at cost                    14,923        14,923       14,923       14,923
     Accumulated amortisation                                (6,164)       (4,220)      (6,164)      (4,220)
                                                          ---------     ---------     --------     --------
     Deferred borrowing expenses, net                         8,759        10,703        8,759       10,703
                                                          ---------     ---------     --------     --------
     Total intangibles, net                                 106,691       122,831       18,433       20,900
                                                          =========     =========     ========     ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                               Consolidated          Company
                                                               ------------          -------
                                                            2003       2002       2003       2002
                                                            $000       $000       $000       $000
                                                          -------    -------    -------    -------
13.  OTHER NON CURRENT ASSETS:

     Security deposit                                          --      5,000         --      5,000
     Prepaid rent                                          39,000     34,666     39,000     34,666
     Hedge receivable - restatement of unsecured notes
       hedge (refer Notes 1 and 17)                            --     24,052         --     24,052
                                                          -------    -------    -------    -------
     Total other non current assets                        39,000     63,718     39,000     63,718
                                                          =======    =======    =======    =======

      In 1995, at the commencement of the 75 year lease of the Brisbane hotel/casino, a security deposit of $50.0 million was paid to the Queensland Government to secure future lease rentals. The deposit is refunded in each of the first ten years of the lease at $5.0 million per annum.

      The rental payments under the lease comprise $8.0 million per annum in each of the first ten years of the lease and $1.0 million per annum in each of the remaining 65 years of the lease. In order to match the expense with the economic benefits expected to be consumed from the leased asset in each period, rent expense of $3.7 million per annum is recognised in each of the first ten years of the lease and $1.7 million per annum is to be recognised in each of the remaining 65 years of the lease. The excess of the cash rental payments over the rent expense recognised during the first ten years of the lease gives rise to prepaid rent which will reduce after the initial ten year period.

      The security deposit and prepaid rent amounts were previously included in property, plant and equipment.

14.   PAYABLES:

Trade creditors                 33,947    31,340    16,036    12,684
Other creditors and accruals    53,539    60,412    36,268    40,841
                                ------    ------    ------    ------
                                87,486    91,752    52,304    53,525
                                ======    ======    ======    ======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                                   Consolidated             Company
                                                                   ------------             -------
                                                                  2003       2002       2003       2002
                                                                  $000       $000       $000       $000
                                                                -------    -------    -------    -------
15.  PROVISIONS:

     CURRENT:
     Employee benefits                                           12,802     13,473     11,615      9,660
     Dividends                                                       --     22,148         --     22,148
     Self insurance - Queensland workers' compensation            2,565         --      2,392         --
     Other                                                        4,829      2,701        340        208
                                                                -------    -------    -------    -------
                                                                 20,196     38,322     14,347     32,016
                                                                =======    =======    =======    =======
     NON-CURRENT:
     Employee benefits                                            9,705     10,622      7,273      9,487
                                                                =======    =======    =======    =======
     Aggregate employee benefits                                 22,507     24,095     18,888     19,147
                                                                =======    =======    =======    =======
     The number of employees on a full time equivalent basis
       as at 30 June was:                                         4,235      4,164      3,365      3,369

      In accordance with the WorkCover Queensland Act 1996, the Consolidated Entity has obtained insurance from a third party to limit its exposure in respect of any individual claim to a maximum of $0.5 million. In accordance with that Act the Consolidated Entity has provided a Bank Guarantee in favour of WorkCover Queensland for $5.0 million. WorkCover Queensland has funded the Consolidated Entity for workers' compensation claims related to injuries sustained by its Queensland employees prior to 1 July 2002 to a limit of $2.2 million.

16.   INTEREST BEARING LIABILITIES:

Unsecured notes                         202,096      238,474      202,096      238,474
Reset preference shares - unsecured     190,174      190,174      190,174      190,174
Commercial bills - unsecured             45,000           --       45,000           --
Commercial bills - secured                   --        2,700           --           --
Lease liabilities - secured                 347        2,174          347        2,174
                                       --------     --------     --------     --------
                                        437,617      433,522      437,617      430,822
Less current maturities:
Lease liabilities                          (347)      (1,827)        (347)      (1,827)
Commercial bills - unsecured            (45,000)          --      (45,000)          --
                                       --------     --------     --------     --------
                                        (45,347)      (1,827)     (45,347)      (1,827)
                                       --------     --------     --------     --------
Non-current borrowings                  392,270      431,695      392,270      428,995
                                       ========     ========     ========     ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

16.   INTEREST BEARING LIABILITIES (CONT'D):


      At 30 June 2003, the Consolidated Entity had committed financing facilities available to it of $622.6 million (2002: $628 million) comprising unsecured notes repayable in March 2006, reset preference shares, an unsecured revolving credit facility which expires in April 2004, an unsecured commercial bill standby facility, overdraft facilities and lease facilities.

      The notes were issued to institutional investors in the United States of America in March 1999 at a face value of US$135 million and will mature in March 2006. The notes were registered for trading with the U.S. Securities and Exchange Commission in September 1999 and are unsecured senior debt of the Consolidated Entity. The notes rank equally with all other unsecured senior debt of the Consolidated Entity, are primary obligations of Jupiters Limited and are guaranteed by its operating controlled entities.

      The notes were issued in U.S. dollars at a fixed coupon of 8.5% and at a discount of 0.64%. A cross currency interest rate swap agreement has been entered into to convert the principal and coupon into Australian dollars at a fixed rate of 9.0% until March 2004.

      The notes are issued under an indenture which sets out specific covenants. The full amount outstanding under the indenture becomes payable in various circumstances detailed in the indenture including if coupon payments are not made when due or when transactions are entered into that would cause certain covenants relating to interest cover to be breached.

      1,901,735 reset preference shares ("RPS") were issued on 11 April 2002 at a face value of $100 each with a coupon of 8.15% per annum. The coupon is payable semi-annually, is cumulative and ranks senior to the payment of ordinary dividends. The RPS have a ten year term with specified terms able to be reset by the Company at the end of year five. Holders of RPS have the ability to request conversion of their securities to ordinary shares in Jupiters Limited and the Company may convert, repurchase such securities or sell them to a third party. Furthermore, the Company may repurchase the securities at the time of reset, maturity or if the coupon ceases to be tax deductible. Holders of RPS generally have no voting rights except in limited circumstances. The rights of holders of RPS are subordinated to all claims except ordinary shareholders. The RPS are quoted for trading on the Australian Stock Exchange. TABCORP Holdings Limited has offered to acquire the RPS (refer Note 29).

      The unsecured revolving credit facility is for $150 million and is provided by a bank syndicate. The average interest rate applicable to amounts drawn under this facility during the financial year was 4.76% (2002: 4.68%).

      The full amounts outstanding under the revolving credit facility and the commercial bill facilities become immediately payable (at the lenders' option) in various circumstances detailed in the facility agreements including if repayments are not made when due or certain financial covenants relating to interest cover and gearing levels are breached.

      The lease liabilities are secured by the specific assets that are subject to the finance leases that had a carrying value of $0.2 million at balance date. The implicit interest rates on finance leases range from 5.87% to 6.18%. Refer to Note 21(c) for details on the timing and amount of future lease payments.

      In addition to the revolving credit facility, the Consolidated Entity has access to a commercial bill standby facility of $50 million. $7 million of this facility has been applied towards a bank guarantee in favour of the State of Queensland in connection with the Company's performance undertakings related to the development of a convention and exhibition centre. A further $5 million of this facility has been applied towards a bank guarantee in favour of WorkCover Queensland in connection with the Consolidated Entity's self insurance of its Queensland workers' compensation liabilities (refer Notes 1 and 15). The commercial bill standby facility is an unsecured facility that is provided on a revolving basis. To the extent that the amounts owing under the facility are repaid, the facility is available to be redrawn.

      The Consolidated Entity also has a working capital facility for the purposes of normal operating activities. That facility includes various electronic banking capabilities, credit card services and minor temporary overdraft limits.

      The above facilities are subject to periodic review by the provider and the terms of the facilities may be extended at each review.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                                 Consolidated                Company
                                                                 ------------                -------
                                                              2003         2002         2003         2002
                                                              $000         $000         $000         $000
                                                            --------    ---------     --------    ---------
17     OTHER CURRENT LIABILITIES:

       Hedge payable - restatement of unsecured notes
       hedge (refer Notes 1 and 13)                           12,326           --       12,326           --
                                                            ========    =========     ========    =========

18     CONTRIBUTED EQUITY:

       ORDINARY SHARES
       Balance at beginning of year                          310,457      466,125      310,457      466,125
       Shares issued - exercise of options                        67           --           67           --
       Shares issued - consideration for takeover of
           Breakwater Island Trust                             2,430           --        2,430           --
       Shares bought back - 40,011,700 shares                     --     (155,668)          --     (155,668)
                                                            --------    ---------     --------    ---------
       Balance at end of year
         201,784,202 ordinary shares (2002: 201,345,729)     312,954      310,457      312,954      310,457
                                                            ========    =========     ========    =========

      SHARE BUY-BACK

      On 11 April 2002 a buy-back was completed of 40,011,700 ordinary shares, representing 16.6% of ordinary shares on issue on that date, under the terms of buy-back agreements approved by shareholders. The total consideration paid for shares bought back plus incidentals was $183,138,776 being an average cost of $4.54 per share. In accordance with a private ruling from the Australian Taxation Office, 85% (ie. $155,667,960) of the total consideration was allocated as a return of share capital and 15% (ie. $27,470,816) was treated as a fully franked dividend and allocated against retained profits.

      TERMS AND CONDITIONS

      Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation. TABCORP Holdings Limited has offered to acquire the issued ordinary shares (refer Note 29).

      During the previous year, reset preference shares were issued and are classified as interest bearing liabilities (refer Note 16).

19.   OUTSIDE EQUITY INTEREST:

      At 30 June 2002, the outside equity interest in the Consolidated Entity's retained profits was $5,071,000 and in the Consolidated Entity's contributed equity was $26,287,000 (total: $31,358,000).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


                                                                                          Consolidated              Company
                                                                                          ------------              -------

                                                                                       2003         2002         2003         2002
                                                                                       $000         $000         $000         $000
                                                                                       ----         ----         ----         ----

    20.   NOTES TO THE STATEMENTS OF CASHFLOWS:

           (a) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Investments in money market instruments mature within approximately 30 days and had an average yield of 4.70% (2002: 4.65%).

           (b) Reconciliation of net cash provided by operating activities to net profit before outside equity interest.

               Net profit before outside equity interest                             59,068       78,789       91,382       74,667
                    Depreciation of property, plant and equipment                    43,688       39,873       27,819       22,845
                    (Profit)/loss on sale of plant and equipment                        (14)         144          (32)         151
                    Amortisation of other non-current
                      assets                                                         10,280       14,549        2,468        6,701
                    Dividends through intercompany loan
                      accounts                                                           --           --      (51,931)     (13,995)
                    Decrease/(increase) in assets                                    (5,193)      38,788       (1,956)       7,133
                    Increase/(decrease) in liabilities                               (1,082)     (15,370)       1,043        6,548
                    Decrease in income tax provisions and deferred
                      tax balances                                                  (21,186)     (20,583)     (16,914)     (19,598)
                                                                                     ------      -------       ------       ------
               Net cash provided by operating activities                             85,561      136,190       51,879       84,452
                                                                                     ======      =======       ======       ======

       (c) Details of the Consolidated Entity's financing facilities are included in Note 16.

       (d) In December 2002, the Consolidated Entity increased its controlling interest of Breakwater Island Trust from 47.5% to 100%. The cash consideration paid including acquisition costs totalled $26.6 million. Assets acquired included current assets, property, plant and equipment totalling $64.5 million, offset by current and non current liabilities acquired totalling $8.1 million. The resulting discount on acquisition was $0.6 million. Shares to the value of $2.4 million (423,723 Jupiters Limited ordinary shares) were issued as part of the consideration.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

                                                                                    Consolidated                    Company
                                                                                    ------------                    -------
                                                                                   2003       2002              2003       2002
                                                                                   $000       $000              $000       $000
                                                                                   ----       ----              ----       ----
  21.    COMMITMENTS:

         (A) CAPITAL EXPENDITURE COMMITMENTS

             At 30 June 2003, orders had been placed for the completion of building works and purchase of furniture and equipment amounting to $14.1 million (2002: $15 million) and are payable within one year.

             The Company has entered into an agreement with the Queensland
             Government to develop the State funded Gold Coast Convention &
             Exhibition Centre.

         (B) NON-CANCELLABLE OPERATING LEASES

             Future non-cancellable operating leases not provided for in the financial report are payable as follows:

             Not later than one year                                              6,181      6,383             3,200      3,200
             Later than one year but not later than five years                    8,861     12,401             4,800      6,800
             Later than five years                                               73,200     74,400            73,200     74,400
                                                                                 ------     ------            ------     ------
                                                                                 88,242     93,184            81,200     84,400
                                                                                 ======     ======            ======     ======

         (C) FINANCE LEASES
             Finance lease expenditure is payable as follows:

             Not later than one year                                                356      1,919               356      1,919
             Later than one year but not later than five years                       --        356                --        356
                                                                                 ------     ------            ------     ------
                                                                                    356      2,275               356      2,275
             Future finance charges                                                 (9)      (101)               (9)      (101)
                                                                                 ------     ------            ------     ------
             Net finance lease liability                                            347      2,174               347      2,174
                                                                                 ------     ------            ------     ------
             Reconciled to:
                Current liability                                                   347      1,827               347      1,827
                Non-current liability                                                --        347                --        347
                                                                                 ------     ------            ------     ------
             Total lease liability (Note 16)                                        347      2,174               347      2,174
                                                                                 ======     ======            ======     ======

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

  22.  REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS:

                                                                                        Consolidated                    Company
                                                                                         ------------                    -------
                                                                                     2003        2002          2003          2002
                                                                                     ----        ----          ----          ----
   (A)        DIRECTORS' REMUNERATION

              The numbers of Directors of the Company who were paid, or were due to be paid, income directly or indirectly from the Company or any related party, as shown in the following bands, were:
             $              0         -      $         9,999                                                       --             1
             $         10,000         -      $        19,999                                                       --             1
             $         50,000         -      $        59,999                                                       --             2
             $         80,000         -      $        89,999                                                       --             1
             $         90,000         -      $        99,999                                                        1            --
             $        100,000         -      $       109,999                                                       --             1
             $        110,000         -      $       119,999                                                        2             1
             $        220,000         -      $       229,999                                                        1             1
             $      1,140,000         -      $     1,149,999                                                       --             1
             $      1,210,000         -      $     1,219,999                                                        1            --
             The aggregate income of the Directors referred
             to above:                                                                                     $1,755,332    $1,788,355
                                                                                                           ==========    ==========

             The total of all income paid or payable, directly or indirectly, from the respective entities of which they are a Director, or from any related party, to all the Directors of each entity in the Consolidated Entity was $1,901,096 (2002: $1,842,355).

  (B)        EXECUTIVE OFFICERS' REMUNERATION
              Number of executive officers whose remuneration
              was within the following bands:
             $        410,000         -      $       419,999                               1          --            1            --
             $        420,000         -      $       429,999                              --           1           --             1
             $        540,000         -      $       549,999                              --           1           --             1
             $        550,000         -      $       559,999                               1          --            1            --
             $        570,000         -      $       579,999                              --           1           --             1
             $        610,000         -      $       619,999                               1          --            1            --

             The aggregate income of the executives referred
             to above:                                                            $1,589,188  $1,532,776   $1,589,188    $1,532,776
                                                                                  ==========  ==========   ==========    ==========

             In addition, under management agreements for the operation of Conrad Jupiters and Conrad Treasury, the Operator provides services through executive employees of the Operator.

             Directors and executive officers' income does not include insurance premiums paid by the Consolidated Entity in respect of Directors' and Officers' liabilities insurance contracts, as the insurance policies do not specify premiums paid in respect of individual executives.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

22.  REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS (CONT'D):

(C)        EXECUTIVE SHARE OPTION PLAN

           An executive share option plan permitted full time and permanent part time employees of the Consolidated Entity to be issued with options over the unissued ordinary shares of Jupiters Limited. The options are issued for a term of 10 years and are exercisable beginning on the third anniversary of the date of grant. The options cannot be transferred and are not quoted on the Australian Stock Exchange. The percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TSR is calculated according to a formula based on a combination of share price appreciation and dividends. The peer group comprises 50 listed industrial companies nearest in size to Jupiters Limited (25 on either side) in terms of market capitalisation of ordinary shares, excluding companies whose sole activity or business is that of funds management, investment, trusteeship or internet business. After three years have elapsed from the date of issue of the options, 50% of the options vest in the relevant employee and may be exercised where TSR equals the TSR of 55% of the companies in the peer group. An additional 2% of the options vest and may be exercised for each percentage point exceeding the TSR of 55% of companies in the peer group. 100% of the options vest and may be exercised where TSR equals or exceeds the TSR of 80% of companies in the peer group. Unvested options lapse.

           The options were valued at $1.13 on average on the initial grant date based on a calculation using the internationally accepted Black Scholes option pricing methodology performed by an independent specialist. However, the percentage of options which can be exercised will be determined by the Company's performance as measured by Total Shareholder Return ("TSR") relative to the TSR's of the individual companies in a peer group. TABCORP Holdings Limited has offered to acquire all outstanding options (refer Note 29).

           For the purposes of valuing income of Directors and Executive Officers in Note 22(a) and 22 (b) above, a pro rata portion of the full options valuation determined at the initial grant date has been allocated to the year ended 30 June 2003 (one third). Comparatives have been restated for consistency. These allocations of option values have not been expensed in the Statements of Financial Performance.

           There were no options granted during the year. 75,250 options were forfeited during the year and 14,750 options were exercised. The closing balance of options on issue at 30 June 2003 was 1,570,000. The market value of the Company's ordinary shares at 30 June 2003 was $6.41 each.

23.    RELATED PARTIES:


       The names of the Directors of Jupiters Limited holding office during the year were:

       Mr L.J. Willett, AO              -   Chairman
       Mr R.A. Hines                    -   Managing Director
       Sir F. Moore, AO                 -   Director
       Ms P. Morris, AM                 -   Director
       Mr J.D. Story                    -   Director

       Mr J.D. Story is a Partner of Corrs Chambers Westgarth, the Consolidated Entity's solicitors. During the year amounts were paid or are payable to the solicitors, representing legal fees incurred on a normal commercial basis and amounted to $3,311,040 (2002: $2,525,312). Of this amount $502,871 (2002: $132,435) was owing at 30 June 2003.

       Mr J. D. Story is Chairman of the committee established to oversee the sale of the business of Centrebet Pty Ltd. As compensation for his services to this committee, Mr Story will receive $10,000 at the earliest of the completion of the sale or 19 December 2003.

       Ms P. Morris is Chairman of the committee established to oversee due diligence in respect of the merger with TABCORP Holdings Limited. Ms Morris will receive $25,000 at the earliest of the completion of the merger or 19 December 2003.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

23.    RELATED PARTIES (CONT'D):

       The Company entered into the following transactions during the year with related parties in the wholly owned group:

       - loans were advanced and repayments received on intercompany accounts;

       - gaming technology and related services were provided;

       - royalties were paid in respect of the keno rights held by Breakwater Island Trust;

       - keno agency commissions were paid to Breakwater Island Trust; and

       - management fees were paid by Breakwater Island Trust.

       A $20 million loan advanced by Jupiters Limited to a controlled entity in a prior period has no fixed term and attracts interest of 9.0% per annum. All other loans were provided interest free with no fixed terms. The other transactions within the wholly owned group were conducted on commercial terms and conditions.

       Apart from the details disclosed in these financial reports, no Director has entered into a material contract with the Company or the Consolidated Entity since the end of the previous financial year and there were no contracts involving Directors' interests existing at year end.

       The following table shows the interests of Directors in the Company's ordinary shares as at 30 June 2003 and the movements in any such holdings since 1 July 2002.


                                                                                     2003         2002
                                                                                    -------     --------
      Directors:

      Opening balance                                                               114,330      206,973

      Purchases                                                                         326       34,962

      Retirement of Director                                                             --     (127,605)
                                                                                    -------      -------
      Closing balance                                                               114,656      114,330
                                                                                    =======      =======

      Directors also hold 530 Reset Preference Shares

      Details of other related party transactions are referred to in Notes 22 and 24

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


24.    CONTROLLED ENTITIES:

       INVESTMENT IN CONTROLLED ENTITIES:

      Entity                                                         Note           Class of Equity                Ownership
      ------                                                         ----           ---------------                ---------
                                                                                                              2003             2002
                                                                                                                 %                %
                                                                                                              ----             ----
      Jupiters Trust                                                                     Units                 100              100
      Breakwater Island Trust                                                            Units                 100               48
      Breakwater Island Limited                                                       Ord. Shares              100              100
      Jupiters Custodian Pty Ltd                                                      Ord. Shares              100              100
      Jupiters Gaming Pty Ltd                                                         Ord. Shares              100              100
      Jupiters Machine Gaming Pty Ltd                                                 Ord. Shares              100              100
      Centrebet Pty Ltd                                                               Ord. Shares              100              100
      Jupiters Internet Gaming Pty Ltd                                                Ord. Shares              100              100
      jupiters.com Pty Ltd                                                            Ord. Shares              100              100
      AWA Limited                                                     (a)             Ord. Shares              100              100
      Jupiters International Pty Ltd                                  (a)             Ord. Shares              100              100
      AWA Wagering Systems Pty Ltd                                    (a)             Ord. Shares              100              100
      ATL Pty Ltd                                                     (a)             A,B & Pref.              100              100
      AWA Research and Development Pty Ltd                            (a)             Ord. Shares              100              100
      AWA Research Marketing Pty Ltd                                  (a)             Ord. Shares              100              100
      AWA Gaming Services Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Infosec Pty Ltd                                             (a)             Ord. Shares              100              100
      AWA Infosec Trust                                                                  Units                 100              100
      Jupiters Gaming (NSW) Pty Ltd                                                   Ord. Shares              100              100
      (formerly Club Gaming Systems Pty Ltd)
      Club Gaming Systems (Holdings) Pty Ltd                                          Ord. Shares              100              100
      The CGS Trust                                                                      Units                 100              100
      Palatron Pty Ltd                                                (a)             Ord. Shares              100              100
      Syndicate (Co.1) Pty Ltd                                        (a)             Ord. Shares              100              100
      AWA Enterprises Pty Ltd                                         (a)             Ord. Shares              100              100
      AWA Enterprises Trust                                                              Units                 100              100
      AWA Investor (No.2) Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Investor (No.4) Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Investor (No.5) Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Investor (No.6) Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Gaming Machines Pty Ltd                                     (a)             Ord. Shares              100              100
      AWA Microelectronics Pty Ltd                                                    Ord. Shares              100               89
      AWA New Media Pty Ltd                                                           Ord. Shares              100              100
      Hotel Gaming Systems Pty Ltd                                                    Ord. Shares              100              100
      Sunshinelink Pty Ltd                                                            Ord. Shares              100              100
      Radcoy (No.1) Limited                                                           Ord. Shares              100              100
      Expanse Electronics Limited                                                     Ord. Shares              100              100
      Millers Mechanical Equipment (NZ) Limited                                       Ord. Shares              100              100
      Penchant Pty Ltd                                                            Ord. & Pref. Shares          100              100
      Macquarie Syndication (No.1) Pty Ltd                                        Ord. & Pref. Shares          100              100
      Jupiters UK Limited                                                             Ord. Shares              100              100
      A.C.N. 082 231 383 Pty Ltd                                                      Ord. Shares              100              100
      (formerly Jupiters Gaming (NSW) Pty Ltd)
      Centrebet Limited                                                               Ord. Shares              100               --
      AWA Technology & Environmental Services Pty Ltd                                 Ord. Shares              100               --

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


     24.    CONTROLLED ENTITIES (CONT'D):

            NOTES:
            (a) These companies are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare a financial report and Directors' Report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission. These companies represent a "Closed Group" for the purposes of the Class Order and as there are no other parties to the Deed of Cross Guarantee that are controlled by AWA Limited, they also represent the "Extended Closed Group".

            (b) All controlled entities are incorporated in Australia except for Expanse Electronics Limited and Millers Mechanical Equipment (NZ) Limited which are incorporated in New Zealand and Centrebet Limited and Jupiters UK Limited which are incorporated in the United Kingdom.

            (c) The ultimate controlling entity of the Consolidated Entity is Jupiters Limited.

                                                                  Year Ended    Year Ended
                                                                 30 June 2003  30 June 2002
                                                                     $000          $000
                                                                   --------      --------
       STATEMENT OF FINANCIAL PERFORMANCE OF THE CLOSED GROUP:

       Revenue from ordinary activities:
            Gaming equipment sales and technology services           45,738        41,638
            Trust distribution                                        9,959        10,200
            Other revenue                                               677           123
                                                                   --------      --------
       Total revenue from ordinary activities                        56,374        51,961

       Cost of goods sold                                            (1,424)       (1,983)
       Employee related expenses                                    (22,064)      (17,381)
       Depreciation and amortisation expense                         (1,248)         (683)
       Other expenses from ordinary activities                      (21,801)      (22,799)
                                                                   --------      --------
       Profit from ordinary activities                                9,837         9,115
       Income tax expense                                            (2,335)         (568)
                                                                   --------      --------

       Net profit                                                     7,502         8,547
                                                                   ========      ========

                                                                     As at         As at
                                                                 30 June 2003  30 June 2002
                                                                     $000          $000
                                                                     ----          ----
       STATEMENT OF FINANCIAL POSITION OF THE CLOSED GROUP:

       Total current assets                                          57,949        53,895
       Total non-current assets                                       8,773         8,925
                                                                   --------      --------
       Total assets                                                  66,722        62,820
                                                                   --------      --------
       Total current liabilities                                     11,543        10,966
       Total non-current liabilities                                     50         4,268
                                                                   --------      --------
       Total liabilities                                             11,593        15,234
                                                                   --------      --------
       Net assets                                                    55,129        47,586
                                                                   ========      ========
       Contributed equity                                            42,931        42,931
       Retained earnings/(accumulated losses)                        12,198         4,655
                                                                   --------      --------
       Total equity                                                  55,129        47,586
                                                                   ========      ========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

25.    SUPERANNUATION COMMITMENTS:

       The Consolidated Entity contributed in respect of employees to the Jupiters Limited Superannuation Fund, Host Plus Queensland Pty Ltd trading as Host Super, Sunsuper Superannuation Fund, Superannuation Trust of Australia, MLC Employee Retirement Plan, CARE Superannuation Plan and JUST Super.

       All funds provide lump sum accumulation type benefits payable on retirement, early retirement, death, disablement and resignation.

       Beyond the agreed contributions to the various funds, Jupiters Limited has no financial commitment to the funds.

       At 30 June 2003 Jupiters Limited Superannuation Fund had sufficient net assets to satisfy all benefits that would have been vested in the event of termination of the fund, voluntary termination of employment of all members and compulsory termination of the employment of all members.

       The Company self-funds retirement benefits for 4 non-executive Directors (2002: 4). During the year ended 30 June 2003, a provision of $105,000 (2002: $117,500) was made in this regard. A controlled entity (Breakwater Island Limited) also self-funds retirement benefits for all of its Directors. During the year a provision of $237,377 (2002: $296,646) was made in this regard.


26.    SEGMENT INFORMATION:

       (A)    SEGMENT REPORTING

              Inter-segment pricing is determined on the basis of cost or cost plus a mark up of 10% to 30%. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and related revenue, borrowings and related expenses and goodwill and related amortisation. Segment capital expenditure is the total cost incurred during the year to acquire segment assets.

       (B)    BUSINESS SEGMENTS

              The Consolidated Entity comprises the following business segments, based on the Consolidated Entity's management reporting system.

              Land Based Operations

              Comprises hotel and casino operations at Hotel Conrad and Jupiters Casino (Gold Coast), Hotel Conrad and Treasury Casino (Brisbane) and Jupiters Townsville Hotel and Casino and Breakwater Marina (Townsville).

              Wide-Area Operations

              Comprises keno operations in Queensland and New South Wales and gaming machine monitoring and related activities in Queensland.

              Technology Operations

              Comprises national gaming and information technology service provider AWA Technology Services and Jupiters Technology.

              Sportsbetting Operations

              Comprises Centrebet sportsbetting business.

       (C)    GEOGRAPHICAL SEGMENT

              The Consolidated Entity's business segments operate predominantly in one geographical segment, Australia.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

26.  SEGMENT INFORMATION (CONT'D):

                                                                   SPORTS-      NET
                             LAND BASED   WIDE-AREA    TECHNOLOGY  BETTING    INTEREST     UNALLOCATED  ELIMINATIONS  CONSOLIDATED
BUSINESS SEGMENTS              $000          $000        $000       $000        $000           $000         $000           $000
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------
2003
REVENUE
External sales                 599,241       122,861       30,301     30,818       1,790         2,701           --        787,712
Intersegment revenue               838            --       26,846         --          --        51,931      (79,615)            --
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------
Total segment revenue          600,079       122,861       57,147     30,818       1,790        54,632      (79,615)       787,712
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------
RESULT
Segment result                 111,615        33,383        2,726      5,799     (35,685)      (22,055)      (6,702)        89,081
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------

Income tax expense                                                                                                         (30,013)
                                                                                                                       -----------

Net profit - before outside
equity interests                                                                                                            59,068

Net profit - attributable
to outside equity interests                                                                                                   (549)
                                                                                                                       -----------

Net profit - attributable
 to members of the Company                                                                                                  58,519
                                                                                                                       ===========
ASSETS
Segment assets                 902,806        46,309       20,367     30,765          --       718,807     (666,638)     1,052,416
                                                                                                                       ===========
LIABILITIES
Segment liabilities             59,299        17,336        8,643     14,355          --       537,390      (63,571)       573,452
                                                                                                                       ===========
OTHER INFORMATION
Acquisition of property,
    plant and equipment
    and intangible assets       46,851         7,761        2,430      6,773          --           477           --         64,292
                                                                                                                       ===========
Depreciation and
amortisation                    29,693        10,873        1,354      4,134          --        11,018       (3,104)        53,968
                                                                                                                       ===========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003

26.  SEGMENT INFORMATION (CONT'D):

                                                                   SPORTS-      NET
                             LAND BASED   WIDE-AREA    TECHNOLOGY  BETTING    INTEREST     UNALLOCATED  ELIMINATIONS  CONSOLIDATED
BUSINESS SEGMENTS              $000          $000        $000       $000        $000           $000         $000           $000
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------
2002
REVENUE
External sales                 607,529       117,812       31,273     30,417       2,826         6,416           --        796,273
Intersegment revenue               795            --       22,907         --                    13,746      (37,448)            --
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------

Total segment revenue          608,324       117,812       54,180     30,417       2,826        20,162      (37,448)       796,273
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------    -----------

RESULT
Segment result                 142,103        25,306       (1,884)    11,631     (27,524)      (12,467)     (11,860)       125,305
                             ---------   -----------  -----------  ---------  ----------   -----------  -----------

Income tax expense                                                                                                         (46,516)
                                                                                                                       -----------
Net profit - before
outside equity interests                                                                                                    78,789

Net profit -
attributable
to outside equity
interests                                                                                                                     (720)
                                                                                                                       -----------
Net profit -
attributable
to members of the
Company                                                                                                                     78,069
                                                                                                                       ===========
ASSETS
Segment assets                 908,587        46,789       14,956     30,820          --       652,678     (586,499)      1,067,331
                                                                                                                       ===========
LIABILITIES
Segment liabilities             60,356        17,889        8,552     15,081          --       491,824        4,222         597,924
                                                                                                                       ===========
OTHER INFORMATION
Acquisition of
  property, plant
  and equipment
  and intangible
  assets                        35,531         2,787          579      4,118          --         3,708           --          46,723
                                                                                                                       ===========
Depreciation and
amortisation                    26,969        13,972          851      3,109          --        13,393       (3,872)         54,422
                                                                                                                       ===========

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


27.    FINANCIAL INSTRUMENTS:

       (A)    OBJECTIVES FOR HOLDING DERIVATIVE FINANCIAL INSTRUMENTS

              The Consolidated Entity uses derivative financial instruments to manage its exposure to the risk of movement in interest rates and foreign currency on long term borrowings. In this regard, the Consolidated Entity has entered into a cross currency interest rate swap agreement (refer Note 16).

       (B)    INTEREST RATE RISK EXPOSURES

              The Consolidated Entity is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and offset agreements. The following tables summarise interest rate risk for the Consolidated Entity, together with effective interest rates as at balance date.

                                               JUPITERS LIMITED
                                          AND ITS CONTROLLED ENTITIES

                                       NOTES TO THE FINANCIAL STATEMENTS
                                                AT 30 JUNE 2003


27.    FINANCIAL INSTRUMENTS (CONT'D):

       (B)    INTEREST RATE RISK EXPOSURES (CONT'D)

                                                              FIXED INTEREST
2003                                                         RATE MATURING IN
----                                                ------------------------------
                                       FLOATING                  OVER 1      MORE        NON-
                                       INTEREST     1 YEAR        TO         THAN       INTEREST                       AVERAGE
                                       RATE (I)     OR LESS     5 YEARS    5 YEARS      BEARING        TOTAL         INTEREST RATE
                                       --------     -------     -------    -------      -------        -----      ------------------
                                         $000        $000         $000       $000         $000         $000       FLOATING     FIXED
                                                                                                                     %          %
Financial Assets
     Cash                                77,933         --           --          --          --        77,933      4.69%         --
     Trade debtors (net)                     --         --           --          --      18,791        18,791        --          --
                                         ------    -------     --------    --------     -------      --------     ------      ------
Financial Liabilities

     Trade creditors                         --         --           --          --      33,947        33,947        --          --
     Finance lease liabilities               --        347           --          --          --           347        --        5.98%
     Unsecured notes (ii)                    --         --      202,096          --          --       202,096        --         8.5%
     Hedge payable - restatement of
        unsecured notes hedge (ii)           --     12,326           --          --          --        12,326        --          --
     Unsecured commercial bills              --     45,000           --          --          --        45,000        --        5.59%
     Reset preference shares                 --         --           --     190,174          --       190,174        --        8.15%
                                         ------    -------     --------    --------     -------      --------
Net Financial Assets/(Liabilities)       77,933    (57,673)    (202,096)   (190,174)    (15,156)     (387,166)
                                         ------    -------     --------    --------     -------      --------



                                                             FIXED INTEREST
2002                                                         RATE MATURING IN
----                                                 -------------------------------
                                         FLOATING              OVER 1          MORE        NON-
                                         INTEREST    1 YEAR      TO            THAN      INTEREST                      AVERAGE
                                          RATE (I)   OR LESS   5 YEARS        5 YEARS     BEARING       TOTAL       INTEREST RATE
                                          --------   -------   -------        -------     -------       -----      ----------------
                                            $000      $000       $000           $000       $000          $000      FLOATING   FIXED
                                                                                                                      %         %
Financial Assets
     Cash                                  80,301        --          --            --          --        80,301      4.66%       --
     Bills of exchange                         --     5,000          --            --          --         5,000        --      4.65%
     Trade debtors (net)                       --        --          --            --      13,029        13,029        --        --
     Hedge receivable - restatement
         of unsecured notes hedge (ii)         --        --      24,052            --          --        24,052        --        --
                                           ------     -----    --------      --------     -------      --------      -----     -----
Financial Liabilities

     Trade creditors                           --        --          --            --      31,340        31,340        --        --
     Finance lease liabilities                 --     1,827         347            --          --         2,174        --      6.26%
     Unsecured notes (ii)                      --        --     238,474            --          --       238,474        --      8.50%
     Reset preference shares                   --        --          --       190,174          --       190,174        --      8.15%
     Bill facilities                           --        --       2,700            --          --         2,700        --      5.80%
                                           ------     -----    --------      --------     -------      --------
Net Financial Assets/(Liabilities)         80,301     3,173    (217,469)     (190,174)    (18,311)     (342,480)
                                           ------     -----    --------      --------     -------      --------



(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

(ii) A cross currency interest rate swap converts the entire principal and coupon of the unsecured notes into Australian dollars at a fixed rate of interest until March 2004 net of the restatement of the unsecured notes (refer Notes 13 and 17).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


27.   FINANCIAL INSTRUMENTS (CONT'D):

      (C)   CREDIT RISK EXPOSURES

            Credit exposure represents the extent of credit related losses that the Consolidated Entity may be subject to on amounts to be exchanged under the cross currency interest rate swap agreement or to be received from financial assets. The Consolidated Entity, whilst exposed to credit related losses in the event of non-performance by the counterparty to the cross currency interest rate swap agreement, does not expect the counterparty to fail to meet its obligations given its high credit rating. Receivables due from major counterparties are not normally secured by collateral, however, the creditworthiness of counterparties is regularly monitored.

            The Consolidated Entity's exposures to items on the statement of financial position credit risk are as indicated by the carrying amounts of its financial assets.

            The major geographic concentrations of credit risk arise from the location of the counterparties to the Consolidated Entity's financial assets as shown in the following table.

Location of Credit Risk - Net Trade Debtors        Consolidated
                                                   ------------


                                                  2003        2002
                                                $   000     $   000
                                                -------     -------

Australia                                        12,458      11,186
Asia                                              6,122       1,504
Other                                               211         339
                                                 ------      ------
Net Trade Debtors (Note 8)                       18,791      13,029
                                                 ======      ======



      (D)   NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

            The carrying amounts of financial assets and liabilities approximate their estimated fair values except as noted below. The net fair value of a financial asset or a financial liability is the amount at which the asset could be exchanged, or liability settled in current transactions between willing parties after allowing for transaction costs. The net fair value of the cross currency interest rate swap at 30 June 2003 is estimated to be $3.0 million and represents the net amount receivable if the derivative was terminated at that date (2002: $10.8 million receivable) (refer Note 13).

            The net fair value of the reset preference shares at 30 June 2003 is $107.20 per share (2002: $103.45) as determined by the closing value on the Australian Stock Exchange at that date (including accrued interest) (refer Note 16).

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


28.   DISCONTINUING OPERATION:

      On 5 March 2003, the Board of Directors decided to divest the sportsbetting business trading as Centrebet. The business is expected to be divested in the year ending 30 June 2004. The business to be divested comprises the entire sportsbetting business segment described in Note 26.

                                                                             2003          2002
                                                                           $    000      $    000
                                                                           --------      --------

The financial performance of Centrebet for the year ended 30 June
2003 is as follows:

Revenues from ordinary activities                                            31,349        31,206
Expenses from ordinary activities                                           (25,187)      (18,866)
                                                                            -------       -------
Profit before income tax expense                                              6,162        12,340
Income tax expense relating to ordinary activities                           (2,880)       (4,785)
                                                                            -------       -------
Profit from ordinary activities after income tax expense                      3,282         7,555
                                                                            =======       =======
The carrying amounts of total assets to be disposed of and total liabilities to be settled as at 30 June 2003 are as follows:

Total assets                                                                 31,172        31,433
Total liabilities                                                            31,085        31,433
                                                                            -------       -------
Net assets                                                                       87            --
                                                                            =======       =======
The net cashflows attributable to Centrebet for the year ended 30 June
2003 are as follows:

Operating                                                                     6,255        14,193
Investing                                                                    (6,187)       (6,218)
Financing                                                                    (3,917)       (9,133)
                                                                            -------       -------
Net cash outflows                                                            (3,849)       (1,158)
                                                                            =======       =======

29.   MERGER WITH TABCORP HOLDINGS LIMITED:

      On 5 March 2003, the Company and TABCORP Holdings Limited announced a proposal to merge pursuant to schemes of arrangement under the Corporations Act (2001).

      On 12 June 2003, the Company and TABCORP Holdings Limited entered into an agreement to implement the merger, following the conduct by each party of detailed due diligence on the other party.

      The proposed merger is to be implemented by way of schemes of arrangement, requiring meetings of the Company's ordinary shareholders, reset preference shareholders and option holders which are scheduled to be held on 24 October 2003. The meetings are to be convened by the Supreme Court of Queensland. The merger also requires the approval of the Queensland State Government.

      If the merger proceeds, the Company will become a controlled entity of TABCORP Holdings Limited.

                                JUPITERS LIMITED
                           AND ITS CONTROLLED ENTITIES

                        NOTES TO THE FINANCIAL STATEMENTS
                                 AT 30 JUNE 2003


29.   MERGER WITH TABCORP HOLDINGS LIMITED (CONT):

      The consideration offered by TABCORP Holdings Limited to holders of ordinary shares in the Company is as follows:

      For every 100 Jupiters ordinary shares held, it is proposed that Jupiters' ordinary shareholders will receive:

      -     $285 in cash;

      -     24 TABCORP Holdings Limited shares;

      -     a special dividend, being a total of $75 (fully franked); and

      - after tax net proceeds from the sale of the Company's sportsbetting business, Centrebet .

      The form of payment of the consideration may vary depending on tax rulings which have been requested from the Australian Taxation Office. In addition, the Company's ordinary shareholders can elect to receive all cash or all TABCORP Holdings Limited shares as consideration, however both the cash and shares are subject to a cap.

      TABCORP Holdings Limited has also offered consideration to reset preference shareholders consisting of $105.26 for each reset preference share held, plus any accrued dividends.

      TABCORP Holdings Limited has offered cash consideration to option holders of $2.07 per option for those expiring in August 2011 and $2.14 for those expiring in November 2011.

      If the proposed merger does not proceed, the Company has agreed to pay up to $12.2 million of merger related costs incurred by TABCORP Holdings Limited. Similarly, TABCORP Holdings Limited has agreed to pay up to $7.5 million of merger related costs incurred by the Company.

      During the year ended 30 June 2003, the Company incurred costs totalling $4.0 million in relation to the merger. These costs have been expensed in the Statement of Financial Performance.

30.   EVENTS SUBSEQUENT TO BALANCE DATE:

      On 12 August 2003, the Directors of Jupiters Limited declared a final dividend on ordinary shares in respect of the 2003 financial year. The total amount of the dividend is $24,214,104 which represents a fully franked dividend of 12 cents per share. The dividend has not been provided for in the 30 June 2003 financial statements.

                                JUPITERS LIMITED
                               A.C.N. 010 741 045
                           AND ITS CONTROLLED ENTITIES

                             DIRECTORS' DECLARATION



The Directors declare that:

(a) the financial statements and associated notes comply with the Accounting Standards and Corporations Regulations (2001);


(b) the financial statements and associated notes give a true and fair view of the financial position as at 30 June 2003 and performance of the Company and Consolidated Entity for the year then ended; and

(c)   in the Directors' opinion:

      (i) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and the entities who are party to the deed described in Note 24, will together be able to meet any obligations or liabilities to which they are, or may become subject to by virtue of the Deed of Cross Guarantee dated 12 June 1992; and

      (ii) the financial statements and notes are in accordance with the Corporations Act (2001), including sections 296 and 297.

Made in accordance with a resolution of Directors.

/s/ L.J. WILLETT

L.J. WILLETT
Chairman


/s/ R.A. HINES
R.A. HINES
Managing Director

Brisbane
12 August 2003

[ERNST & YOUNG LETTERHEAD]

INDEPENDENT AUDIT REPORT TO MEMBERS OF JUPITERS LIMITED

SCOPE

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Jupiters Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

AUDIT APPROACH

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

[ERNST & YOUNG LETTERHEAD]



We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of Jupiters Limited is in accordance with:

(a)   the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of Jupiters Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)   other mandatory financial reporting requirements in Australia.







Ernst & Young

Mark Hayward
Partner
Brisbane
12 August 2003